Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___February___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____





            This Form 6-K consists of the following:

           TELUS Reports 2004 Fourth Quarter Results

______________________________________________________________________________

February 18, 2005


                TELUS Reports 2004 Fourth Quarter Results
    Strong results exceed revenue, earnings and cash flow targets for 2004

    VANCOUVER B.C.- TELUS Corporation (TSX: T and T.NV / NYSE: TU) today reported financial results for the fourth quarter of 2004 which reflect outstanding wireless performance at TELUS Mobility, improved revenue growth at TELUS Communications and a significant increase in profitability and free cash flow. Consolidated operating revenues of $2.0 billion in the quarter increased 8% from a year ago and operating earnings (EBITDA) were up 12%. Reported earnings per share (EPS) for the fourth quarter were 38 cents, up 192% compared with 13 cents for the same period a year ago. Fourth quarter EPS benefited from a positive tax settlement in the quarter which contributed
4 cents. Free cash flow was $122 million during the quarter, a $50 million or 71% improvement from a year ago.


    FINANCIAL HIGHLIGHTS
    -------------------------------------------------------------------------
     C$ in millions, except per share amounts      3 months ended
                                                    December 31
    (unaudited)                              2004        2003     % Change
    -------------------------------------------------------------------------
    Operating revenues                     1,964.9     1,825.6      7.6
    EBITDA(1)                                766.6       682.8     12.3
    Net income                               135.6        47.8    183.7
    Earnings per share (EPS), basic           0.38        0.13    192.3
    Capital expenditures                     343.4       435.4    (21.1)
    Cash provided by operating activities    613.8       409.8     49.8
    Free cash flow(2)                        121.9        71.5     70.5

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis.
    (2) See Section 11.2 of Management's discussion and analysis.

    Darren Entwistle, president and CEO, stated "2004 was a year of significant financial and operating accomplishment for TELUS. Notably, TELUS Mobility realized record wireless subscriber growth, and did so consistent with our priority of delivering profitable growth. Indeed, despite the upfront expenses related to subscriber loading, we generated record EBITDA and cash flow in the fourth quarter and year that compare favourably with our major competitors. Complementing TELUS' strong wireless performance and despite ongoing wireline industry challenges, TELUS Communications delivered a third sequential quarter of revenue growth led by a nine per cent increase in data revenue and the lowest decline in long distance revenue in the last four years. Also noteworthy was our first ever quarter of operating profit for our wireline non-incumbent operations focused on the Ontario and Quebec business markets. TELUS will remain relentless in executing our consistent and effective strategy, focused set of priorities and attaining our financial targets, which should stand us in good stead in respect of the emerging competitive challenges. TELUS' results for 2004 are clearly encouraging across the board. Notwithstanding this, TELUS must continue to work diligently in 2005 to execute on our stretch business objectives and strive to counter the increasing competitive pressures that we face."
    Robert McFarlane, executive vice president and CFO, commented "TELUS has clearly delivered on meeting or exceeding our public consolidated revenue, earnings and cash flow targets for 2004. Notably we exceeded our free cash flow goal enabling a $1.1 billion decline in net debt and setting the stage for recent initiatives to increase the return of capital to shareholders through dividends and share repurchases. This provides a solid foundation to face the challenging competitive environment ahead in 2005."

    OPERATING HIGHLIGHTS

    TELUS Mobility
    Cash flow improvement of $105 million driven by EBITDA growth of 50%

    - revenues increased by $112 million or 18% to $756 million in the fourth quarter of 2004, when compared with the same period in 2003
    -  EBITDA increased by $95 million or 50% to $285 million
    -  EBITDA margin expanded by 8.6 points to 41% of Network revenue and by
       8.0 points to 37% of total revenue
    - ARPU (average revenue per subscriber unit) increased by $2 to $61, representing an eighth consecutive quarter of year-over-year increases
    -  cost of acquisition ("COA") per subscriber improved to $410 from $452
    - record quarterly net subscriber additions of 186,400, 12% more than the fourth quarter of 2003. Higher revenue-generating postpaid subscriber net additions of 144,800 increased by 20%, representing 78% of total net additions.
    - blended monthly churn improved to 1.45% from 1.58% when compared to the same quarter a year ago and postpaid churn was 1.17% this quarter
    - cash flow (EBITDA less capital expenditures) increased by $105 million or 181% to $162 million

    TELUS Communications
    Data revenue growth of 9% contributes to increase in Operating revenue

    - revenues increased by $27 million or 2% in the fourth quarter of 2004, when compared with the same period in 2003 representing a second quarter of year-over-year growth
    -  strong 14% increase in non-incumbent revenues in Ontario and Quebec
    - data revenue increased 9% driven by a 23% increase in the high-speed Internet subscriber base
    - long-distance revenue declined a modest 1%, the lowest rate since the first quarter of 2001
    - EBITDA decreased by $11 million or 2% as increased revenues were offset by higher operating costs and a $4 million increase in restructuring and work force reduction costs
    - high-speed Internet net additions were 34,800 in the fourth quarter, bringing TELUS' total high-speed Internet subscriber base to 689,700, a 23% increase over the same period last year
    - network access lines of 4.8 million, declined 9,000 in the quarter, down 1.3% from a year ago
    - cash flow (EBITDA less capital expenditures) increased by $71 million or 38% to $261 million in the fourth quarter of 2004, primarily due to lower capital expenditures

    CORPORATE DEVELOPMENTS

    Successful secondary offering of Verizon equity stake in TELUS

    On November 30, 2004, TELUS and Verizon Communications announced an agreement whereby TELUS agreed to accommodate Verizon's request to sell its 20.5% equity stake in the Company. A Long-Term Relationship Agreement between the two companies required Verizon to have approval from a majority of TELUS' independent directors in order to sell its stake below 19.9%. As part of the November agreement, TELUS received benefits totaling $245 million including a $148 million cash payment and reduced annual fees payable to Verizon under an amended wireline software and technology agreement.
    On December 14, the secondary offering of 73.5 million TELUS shares was completed with Verizon receiving gross proceeds of approximately
C$2.24 billion. This is believed to be the second largest secondary equity offering, and fourth largest equity offering, in Canadian history.
    Verizon indicated that the decision to divest its equity stake in TELUS was part of its ongoing strategy of divesting selected international investments while it focuses on core U.S. business growth opportunities such as broadband and wireless.
    TELUS continues its business relationship with Verizon, and a number of the benefits under the old commercial agreements have been carried over. In addition, TELUS Mobility and Verizon Wireless also expanded their existing roaming arrangements under a consolidated long-term roaming agreement to provide more consistent and comprehensive roaming services to each other's customers. This agreement reaffirmed TELUS Mobility as the preferred roaming partner for an ever-increasing number of Verizon Wireless' 44 million customers when they travel to Canada.
    This transaction, including amended wireline and wireless agreements, significant cash payment, and resulting expansion of share liquidity and shareholder base, was a positive development for the Company.

    TELUS launches purchase program for up to 25.5 million of its shares

    In December, TELUS announced acceptance by the Toronto Stock Exchange of its Normal Course Issuer Bid to purchase from time to time over a 12-month period, up to 14 million of its outstanding common shares and up to 11.5 million of its outstanding non-voting shares. This represents approximately seven per cent of the issued and outstanding shares in each share class.
    The Board of Directors of TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of TELUS' funds that should enhance the value of the remaining shares. Purchases of common shares and non-voting shares may be made in the 12-month period commencing December 20, 2004 and ending December 19, 2005. All shares of TELUS purchased will be cancelled by TELUS.
    In late December, a total of 2.2 million shares (775,711 common and 1,451,400 non-voting) were repurchased by TELUS, for a total outlay of approximately $78.0 million.

    Canada Industrial Relations Board (CIRB) overturns its binding arbitration ruling

    In early February, the CIRB overturned its year old ruling that imposed binding arbitration on TELUS. The decision was in response to TELUS' request for reconsideration of the arbitration ruling and a broad communications ban on TELUS put in place in April 2004. In addition, the CIRB set aside its April 2004 broad communications ban and reinstated its January 2004 narrower communications ban with bargaining unit employees, which covers labour relations issues and negotiations. The Telecommunications Workers Union has subsequently filed appeals with both the Federal of Court of Appeal and the CIRB.
    TELUS is pleased with the CIRB's decision to overturn the binding arbitration order. The company is eager to successfully conclude a collective agreement that recognizes the needs of employees, customers and shareholders while maintaining the economic viability and competitiveness of TELUS.
    The CIRB in two decisions declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the Telecommunications Workers' Union without a representational vote. TELUS Mobility applied to the Federal Court of Appeal for a judicial review of these decisions, which was dismissed in December 2004. TELUS Mobility applied to the Supreme Court of Canada for leave to appeal the decision in February 2005.

    TELUS makes strategic investments

    In support of TELUS' national data and IP growth strategy, in November 2004 TELUS acquired ADCOM, Inc., the largest videoconferencing company in Canada, for $12.2 million. Through the acquisition, TELUS gained approximately 80 ADCOM employees, a new customer base, as well as multi-site operations and state-of-the-art facilities. Post- acquisition, ADCOM added $4.6 million in revenue to TELUS Communications segment. ADCOM's annual revenues in 2003 were $24.7 million. Headquartered in Toronto, ADCOM has offices in Calgary, Edmonton, Ottawa, Montreal and Halifax.

    TELUS partners with the B.C. government

    In December, TELUS signed a 10-year, $20 million agreement to sub-contract services including contact center technology and a speech recognition system to MAXIMUS BC Health Benefits Operations Inc. (a MAXIMUS Canada company). This supports MAXIMUS' delivery of program management and information technology services to B.C.'s health benefits operations. These operations include responding to public inquiries, registering clients and processing medical and pharmaceutical claims from health professionals.
    TELUS also partnered with the B.C. government on several technology-based service delivery projects. In November, the B.C. government signed a 10-year, $133 million partnership with TELUS Sourcing Solutions, to deliver its corporate human resources and payroll systems and services.

    Four Quebec school boards select TELUS as their technology partner of choice

    TELUS continues to make significant inroads in the field of education in Quebec with the recent signing of four agreements with school boards in the greater Montreal and Quebec City areas. TELUS now serves more than 30 of the 72 school boards in Quebec.
    The four contracts, which exceed $3 million, involve the deployment of a number of state-of-the-art communications and network solutions including IP telephony, dedicated fibre-optic links, voice messaging systems, Interactive Voice Response (IVR) and enhanced call center functions. School boards benefit from enhanced quality and flexibility of their data and voice transmissions and significant cost savings.

    TELUS launches HomeSitter(R) as part of TELUS Future Friendly(R) Home
    In November 2004, TELUS launched HomeSitter, a unique home monitoring system based on wireless broadband technology that offers customers peace of mind by allowing them to remotely monitor their home or business through a private account via any high-speed Internet connection. Customers can view either real-time streaming video or short video files recorded automatically after a camera's motion sensor detects movement. They can also configure TELUS HomeSitter to notify them by wireless phone, pager, or e-mail when a motion sensor detects movement.
    TELUS HomeSitter is the latest innovation to the TELUS Future Friendly Home portfolio, where fun, convenient and informative home communications solutions, from the Internet to wireless networking, come together to allow customers to experience the future.

    TELUS Mobility extends Push To Talk(TM) (PTT(TM)) leadership

    TELUS Mobility confirmed its position as Canada's PTT leader by announcing in January both a new CDMA 1X PTT service on its national PCS network and the upcoming extension of Mike iDEN PTT service into Mexico and South America.
    Instant Talk allows clients on TELUS Mobility's national CDMA 1X network to talk to contacts at the push of a button, just like a walkie-talkie. A less powerful version of Mike's Direct Connect, Instant Talk is available on two handsets - the Kyocera KX440 and, early in 2005 the Motorola V65p - both of which feature a dedicated PTT button on the side of the phone. TELUS Mobility also announced it will extend Mike PTT and phone service into Mexico, Argentina, Brazil and Peru in early 2005 in partnership with NII Holdings, formerly Nextel International. The move follows last year's expansion of Mike PTT service across the continental United States and Hawaii.
    Also in January, TELUS Mobility announced a roaming agreement with Boost Mobile, a division of Nextel Communications that offers prepaid iDEN PTT service to the youth market. The agreement allows Boost Mobile and Mike users to PTT with each other in their respective coverage areas in Canada and the United States.

    New TELUS Mobility products

    TELUS Mobility launched several leading-edge phones in the fourth quarter of 2004, all of them focused on "do more" services such as text, video and picture messaging, and ringtone and image downloads. Exclusive new phones introduced by TELUS Mobility included:

    - Fastap LG 6190: TELUS Mobility was the first carrier in the world to introduce a phone built around Fastap technology, which neatly integrates text keys around a standard numeric keypad. It makes it faster and easier to send text messages and e-mail, or input other data into the phone. Canadians sent more than 710 million phone-to-phone messages in 2004, an increase of more than 100 per cent over 2003, and are now sending more than 2.7 million text messages each day
    - Motorola V710: Canada's first CDMA Bluetooth phone, the Motorola V710 offers advanced video and picture messaging capabilities, an MP3 player, integrated speakerphone, independent speech recognition and optional Motorola Bluetooth accessories, such as wireless headsets and car kits, that provide excellent hands-free mobility
    - Nokia 3205i Chameleon: focused on multimedia messaging and personalization, the youth-oriented Chameleon features an integrated camera, large colour screen and Multimedia Messaging Service (MMS) capability that takes advantage of TELUS Mobility's picture and video messaging services. It also offers unique, do-it-yourself cut-out covers that allow clients to personalize their phones with their own graphics
    - Audiovox 8920 King Kam: Canada's first 1.3 megapixel camera phone, the King Kam offers exceptional resolution (four times the current camera phone standard of 300 kilopixels) along with a built-in flash, dual colour displays and the ability to snap, send or save photos with TELUS Mobility's powerful picture messaging service
    - Kyocera K494 Energi: characterized by unique styling and personalization, the hip Kyocera Energi features user-changeable faceplates to match different moods and styles. Built for ringtone, image and game downloads, the youth-oriented Energi features a built-in flashlight, world clock and stopwatch.

    TELUS supports tsunami relief efforts and the community

    In late 2004 and early 2005, TELUS and its team members made significant contributions to the tsunami relief efforts in South Asia, TELUS quickly announced a donation program whereby TELUS matched, dollar for dollar, all donations by employees to the Red Cross, Oxfam, and UNICEF of up to $250,000 and combined we donated more than $575,000 to the relief activities.
    In November, the Canadian Film Centre announced a $3 million gift from the TELUS Foundation. The Foundation was established by TELUS to foster a culture of excellence and creativity in Canada's film, TV and new media industries. This contribution will be used to directly invest in Canadian talent and projects through the newly created TELUS Innovation Fund for Film, TV & New Media. As well, it enhances existing Canadian Film Centre initiatives in training, production, promotion and scholarships.
    TELUS also announced its continued support of golf in Alberta with a three-year extension of the Canadian Tour's TELUS Edmonton Open through 2007. TELUS has been a supporter of the tournament and the Canadian Tour since 1996. The 2005 TELUS Edmonton Open will be held at the Edmonton Country Club from June 27 to July 3, with 156 golfers competing for a purse of $150,000.

    New TELUS board member appointed

    In December, TELUS announced the appointment of R.E.T. (Rusty) Goepel to its board of directors. Mr. Goepel is currently senior vice president of Raymond James Financial's Canadian operations. He is chairman of both the Business Council of BC and Yellow Point Equity partners, and he serves as director of several organizations including the Vancouver 2010 Olympic Organizing Committee, The Vancouver Airport Authority, Spur Ventures, Amerigo Resources, and Premium Brands Ltd. Mr. Goepel is a member of both Simon Fraser University's and the Canadian Olympic Association's pension advisory committees, and is a recipient of the Queen's Jubilee Medal for Business Leadership and Community Services.
    Mr. Goepel fills one of two board positions vacated by Verizon executives when Verizon divested its equity position in TELUS in December 2004.

    TELUS top executives honored by Women's Executive Network

    In November, the Women's Executive Network recognized two senior TELUS executives on its annual list of Canada's most powerful women. Janet Yale, TELUS executive vice president of legal, government and regulatory affairs, and Karen Radford, executive vice president and president TELUS Partner Solutions, were among those on Canada's Most Powerful Women: Top 100 list for 2004. Women from across Canada were honoured in several categories, including Corporate Executive, Entrepreneurs, Public Sector, Leaders, Professionals, Trailblazers, and Champions. Radford and Yale were recognized in the Corporate Executive category. Visit www.powerwomen.ca for the complete recipient list.
    An independent advisory board selected Yale and Radford for their career successes as well as their dedication to bettering their communities. Yale works with the National Arts Centre, the United Way, and the Ottawa Hospital, while Radford is known for her commitment to youth organizations and to mentoring emerging leaders.

    TELUS' 2003 annual report rated best in Canada

    For the 10th consecutive year, the Canadian Institute of Chartered Accountants (CICA) recognized TELUS for excellence in corporate reporting. At the December CICA Corporate Reporting Awards, TELUS was presented with the Award of Excellence for best annual report across all industry sectors. The TELUS 2003 Annual Report was also given the Award of Excellence in the Communications and Media sector.
    The CICA Corporate Reporting Awards recognize superior corporate reporting in four areas: annual reporting, electronic disclosure, corporate governance and sustainable development. The judging panel noted TELUS went above and beyond the required disclosure, clearly demonstrating the company's key goals of accountability and transparency. Singled out for praise were the electronic version of the annual report and the sections entitled Management's Discussion and Analysis and Risks and Uncertainties.

    TELUS to redeem convertible debentures

    On February 16, TELUS announced its intention to redeem at par on June 16, 2005 all C$149.6 million of its 6.75% Convertible Unsecured Subordinated Debentures due June 15, 2010. The TELUS convertible debentures were originally issued in exchange for all outstanding Clearnet Communications Inc. convertible debentures and trade on the Toronto Stock Exchange under the symbol T.DB.
    There is no assurance that this redemption will be completed as planned and TELUS Corporation would only become obligated to complete this redemption when a formal Redemption Notice is provided to the Trustee of the 6.75% Convertible Unsecured Subordinated Debentures due June 15, 2010.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on outstanding Common and Non-Voting Shares payable on April 1, 2005 to shareholders of record on the close of business on March 11, 2005.

   /For further information:

    (T. T.NV. TU)

    Media Relations:                         Investor Relations:
    Nick Culo                                John Wheeler
    (780) 493-7236                           (780) 493-7310
    nick.culo@telus.com			     ir@telus.com



    Forward-looking statements
    ==========================================================================

    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; manmade and natural threats; health and safety; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

    For further information, see the Risks and uncertainties section in TELUS' 2003 annual Management's discussion and analysis, and significant updates in interim reports for 2004.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - February 16, 2005

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and twelve-month periods ended December 31, 2004 and 2003. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above. This fourth quarter interim discussion is comprised of significant updates since Management's discussion and analysis reported in TELUS' 2003 Annual Report and in interim reports for the first, second and third quarters of 2004. Accounting policies are consistent with those described in the 2003 Annual Report, with the exception of two accounting policy developments, discussed in Section 8.2 Accounting policy developments.
    Management's discussion and analysis was reviewed by TELUS' Audit Committee on February 15, 2005 and approved by TELUS' Board of Directors on February 16, 2005. All amounts are in Canadian dollars unless otherwise specified.

    Non-GAAP measures

    The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. On a consolidated basis, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and given no more prominence than the closest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.


    Management's discussion and analysis contents
    ------------------------------------------------------------------------
    Section                         Contents
    -------------------------------------------------------------------------
    1.  Overall performance         A summary of fourth quarter results and a
                                    description of performance against annual
                                    targets set for 2004.
    -------------------------------------------------------------------------
    2.  Core business, vision and   Recent examples of TELUS' activities in
        strategy                    support of its six strategic imperatives.
    -------------------------------------------------------------------------
    3.  Key performance drivers     An update on certain key 2004 corporate
                                    priorities.
    -------------------------------------------------------------------------
    4.  Capability to deliver       A description of factors that affect the
        results                     capability to execute strategies, manage
                                    key performance drivers, and deliver
                                    results.
    -------------------------------------------------------------------------
    5.  Results of operations       A detailed discussion of fourth quarter
                                    operating results.
    -------------------------------------------------------------------------
    6.  Financial condition         A discussion of significant changes in
                                    the balance sheet for the full year.
    -------------------------------------------------------------------------
    7.  Liquidity and capital       A discussion of cash flow, liquidity,
        resources                   credit facilities, off-balance sheet
                                    arrangements and other disclosures.
    -------------------------------------------------------------------------
    8.  Critical accounting         A description of accounting estimates,
        estimates and accounting    which are critical to determining
        policy developments         financial results, and changes to
                                    accounting policies in 2004.
    -------------------------------------------------------------------------
    9.  Looking forward to 2005     A discussion of the 2005 outlook,
                                    operational and financial targets,
                                    financing plans, and key assumptions.
    -------------------------------------------------------------------------
    10. Risks and uncertainties     A description of the risks and
                                    uncertainties facing TELUS.
    -------------------------------------------------------------------------
    11. Reconciliation of non-GAAP  A description, calculation and measures and definition of  reconciliation of certain measures used
        key operating indicators    by management.
    -------------------------------------------------------------------------

    1.  Overall performance

    1.1 Materiality for disclosure

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    1.2 Consolidated highlights

    -------------------------------------------------------------------------
    ($ in millions except
     per share amounts)   Quarters ended December 31  Years ended December 31
                            2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Operating revenues   1,964.9  1,825.6    7.6 %  7,581.2  7,146.0    6.1 %
    EBITDA(1)              766.6    682.8   12.3 %  3,090.6  2,815.8    9.8 %
    Operating income       349.1    258.4   35.1 %  1,447.5  1,163.0   24.5 %
    Net income             135.6     47.8  183.7 %    565.8    324.4   74.4 %
    Earnings per share,
     basic                  0.38     0.13  192.3 %     1.58     0.92   71.7 %
    Earnings per share,
     diluted                0.37     0.13  184.6 %     1.57     0.91   72.5 %
    Cash dividends
     declared per share     0.20     0.15   33.3 %     0.65     0.60    8.3 %
    Cash provided by
     operating activities  613.8    409.8   49.8 %  2,538.1  2,133.8   18.9 %
    Cash used by
     investing activities  342.8    421.4  (18.7)%  1,299.5  1,197.8    8.5 %
      Capital
       expenditures        343.4    435.4  (21.1)%  1,319.0  1,252.7    5.3 %
    Cash provided (used)
     by financing
     activities              3.3    (84.5) 103.9 %   (348.3) (920.8)   62.2 %
    Free cash flow(2)      121.9     71.5   70.5 %  1,297.3   844.9    53.5 %
    -------------------------------------------------------------------------

    (1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. See Section 11.1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).
    (2) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Consolidated Operating revenues and EBITDA increased significantly in the fourth quarter and full year of 2004, when compared with the same period in 2003, driven by continued significant TELUS Mobility growth as well as improved results in the Communications segment, which has now experienced three quarters of sequential revenue growth and year-over-year growth in third and fourth quarters of 2004. Net income increased due to improved operating profitability, lower Financing costs and lower effective income tax rates. Basic and diluted Earnings per share increased in the fourth quarter and full year of 2004, as compared with the same periods in 2003, as a result of higher Net income, partly offset by a larger number of shares outstanding. Strong growth in EBITDA combined with lower restructuring payments contributed to free cash flow growth. Cash used by financing activities decreased due mainly to lower repayments of debt maturing in 2004.

    1.3 Performance relative to targets and revised guidance

    TELUS met or exceeded all of its original consolidated targets for 2004, except for capital expenditures. TELUS Mobility exceeded or met all of its original targets, while TELUS' Communications segment original targets were not achieved, except for high-speed Internet subscriber net additions. TELUS met or exceeded all of its consolidated and segmented final guidance for 2004.

    -------------------------------------------------------------------------
    Performance to 2004
     targets and final
     guidance

    XX Exceeded top of
        range of target
        or guidance
    X  Met target or
        guidance
    -  Did not meet
      target or
      guidance
    -------------------------------------------------------------------------
                                     Original                Final
                      2004           Targets               Guidance
                     Results        For 2004     Result   For 2004    Result
    -------------------------------------------------------------------------
    Consolidated                        $7.45 to              $7.5 to
      Revenues      $7.581 billion   $7.55 billion   XX   $7.575 billion  XX
                                        $2.95 to              $3.05 to
      EBITDA(1)      $3.09 billion   $3.05 billion   XX     $3.1 billion   X
      Earnings per
       share - basic     $1.58      $1.05 to $1.25   XX   $1.50 to $1.55  XX
      Capital                            Approx.              Approx.
       expenditures $1.319 billion   $1.225 billion   -    $1.3 billion    X
      Free cash                         $1.13 to             $1.25 to
       flow(2)(3)    $1.30 billion   $1.23 billion   XX    $1.3 billion    X
      Net debt to                      2.5 times             2.2 times
       EBITDA(4)       2.1 times        or less      XX       or less      X
    Communications
     Segment
      Revenue                           $4.8 to              $4.725 to
       (external)   $4.769 billion   $4.85 billion    -  $4.775 billion    X
        Non-ILEC                         Approx.              $545 to
         revenue    $561 million(5)   $610 million    -    $555 million   XX
                                        $1.975 to            $1.925 to
      EBITDA        $1.948 billion   $2.025 billion   -   $1.95 billion    X
        Non-ILEC                         Approx.              $(20) to
         EBITDA      $(22) million     $5 million     -   $(25) million    X
      Capital                            Approx.              Approx.
       expenditures  $964 million    $875 million     -    $950 million    X
      High-speed
       Internet
       subscriber
        net additions  128,100      Approx. 125,000   X   Approx. 125,000  X
    Mobility
     Segment
      Revenue                           $2.65 to             $2.775 to
       (external)  $2.812 billion    $2.7 billion    XX    $2.8 billion   XX
                                    $975 million to          $1.125 to
      EBITDA       $1.142 billion   $1.025 billion   XX    $1.15 billion   X
      Capital                            Approx.              Approx.
       expenditures  $355 million    $350 million     X    $350 million    X
      Wireless
       subscriber                     375,000 to            425,000 to
       net additions   512,400          425,000      XX       475,000     XX
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).
    (2) See Section 11.2 Free cash flow.
    (3) Free cash flow (2004 method).
    (4) Using EBITDA (excluding restructuring). See Section 11.4 Definition of liquidity and capital resource measures.
    (5) Includes $4.6 million of revenues from ADCOM.

    -------------------------------------------------------------------------

    2.  Core business, vision and strategy

    2.1 Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow:

    Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

    In November 2004, TELUS acquired the shares of ADCOM, Inc., the largest video conferencing company in Canada, on an all cash basis for $12.2 million. Through this acquisition, TELUS gained approximately 80 employees, a new customer base, multi-site operations and state-of-the-art equipment. ADCOM has offices in Calgary, Edmonton, Ottawa, Montreal and Halifax. ADCOM's annual revenues in 2003 were $24.7 million. Also in November, TELUS Sourcing Solutions signed an agreement with the Government of B.C. to provide it with payroll systems and services. Approximately 141 employees joined TELUS from the provincial government.

    In December 2004, Verizon sold its 20.5% equity interest in TELUS, or
73.5 million shares, through a secondary equity offering. The long-term relationship agreement between the companies required Verizon to have approval of a majority of TELUS' independent directors, and allowed TELUS to negotiate favourable terms to permit the transaction to proceed. TELUS received
$148.1 million (U.S. $125 million) and, under amendments to long-term agreements, annual fees payable to Verizon were reduced to a nominal amount. The secondary offering increased the public float of TELUS shares by approximately 26%, providing more trading liquidity, and increasing the breadth of the shareholder base. In addition, TELUS Mobility and Verizon Wireless expanded their current roaming arrangements.

    In the fourth quarter, TELUS also sold several real estate properties for total proceeds of $9.4 million. For the full year, total proceeds from the sale of non-strategic properties and other assets were $27.6 million.

    3.  Key performance drivers

    TELUS is focused on addressing six 2004 corporate priorities to help drive operational performance. An update on certain priorities follows:

    3.1 Reaching a collective agreement

    Reaching a collective agreement remains a priority in 2005. The recent decision by the Canada Industrial Relations Board (CIRB) overturning its year old binding arbitration order returns the parties to the collective bargaining process. Every effort will be made to achieve a long overdue resolution to these negotiations, which first commenced in 2000. The status of certain CIRB decisions and related appeals in 2004 follows.

    Appeal for reconsideration of CIRB Decisions 1004 and 271

    In February 2004, TCI filed applications with both the CIRB and the Federal Court of Appeal seeking a review of the CIRB's earlier decisions, which imposed a communications ban and required TCI to offer binding arbitration to the Telecommunications Workers Union (TWU). On April 8, 2004, in Decision 271, the CIRB rendered the full reasons regarding the complaints that led to its earlier decisions. The CIRB imposed a further communications ban on TCI, prohibiting communications with bargaining unit members on matters of employment and collective interest until such time as the conditions of the Canada Labour Code with respect to gaining the right to strike or lockout had been satisfied. TCI then sought reconsideration and a judicial review of the CIRB's April 8, 2004 decision. The Federal Court of Appeal granted TCI a stay of its judicial review application until the CIRB issued the reconsideration decision. The CIRB issued a summary decision on February 2, 2005, overturning its previous ruling that imposed binding arbitration. In addition, the Board set aside the April 2004 broad communications ban, and re-instated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. TCI is awaiting the CIRB's full reasons for its decision. In the interim, TCI has requested that the Federal Court of Appeal judicial review application be stayed until the CIRB issues its full written reasons for its February 2005 decision. TCI awaits the Federal Court of Appeal's determination. On February 16, 2005, the Telecommunications Workers Union filed an application in the Federal Court of Appeal of this latest CIRB decision that reversed the Board's previous decision that had placed the parties in binding arbitration.

    Appeal of CIRB Decisions 1088 and 278

    The CIRB in Decisions 1088 and 278 declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit without a representational vote. TELUS Mobility's application to the Federal Court of Appeal for judicial review of Decisions 1088 and 278 was heard in October 2004. The Federal Court of Appeal dismissed the application on December 16, 2004, and TELUS Mobility applied to the Supreme Court of Canada for leave to appeal the decision in February 2005.

    On February 4, 2005, the CIRB rendered a further decision to include the former QuebecTel Mobilite employees (clerical and administrative) represented by the Syndicat quebecois des employees de TELUS, Local 5044 (SQET) in the bargaining unit represented by the TWU. The CIRB also confirmed that the former QuebecTel Mobilite employees (professional) represented by the Syndicat des agents de maitrise de TELUS, Local 5144 (SAMT), would remain a separate/distinct bargaining unit continuing to be represented by the SAMT.

    4.  Capability to deliver results

    4.1 Operational capabilities - TELUS Communications

    A little less than one-third of the Communications segment revenues are currently subject to rate regulation by the CRTC. Regulated services include residential and business services, competitor services and public telephone (payphone) services.

    In the past, management has indicated a need to address the declining revenue streams and profitability in the wireline business. This is caused by ongoing industry-wide trends including declining access lines, reduced long distance revenue as a result of price competition and lower usage due in part to technological substitution, and new revenue streams having lower margins. To meet these challenges TELUS has set out to offset these factors in three ways. First, TELUS is pursuing the non-incumbent growth opportunity in the large business market in Ontario and Quebec with a focus on managed data and IP solutions. Second, in incumbent areas TELUS is investing in and launching a suite of integrated and advanced digital and wireless services with the TELUS Future Friendly Home initiative. Third, TELUS aims to deliver continued improvements in efficiency and productivity to address cost structure and maintenance of margins in the mid-term. TELUS Communications has had some success in 2004 with an increase non-ILEC revenues in the second half of the year, the launch of two new services, TELUS Home Networking and TELUS HomeSitter, and new efficiency initiatives. It is encouraging that TELUS Communications attained sequential quarterly revenue growth in the second, third and fourth quarters of 2004 and year-over-year growth in the third and fourth quarters of 2004.

    In 2004, TELUS Communications recorded $52.6 million in restructuring charges for three new restructuring initiatives. In light of strong competition from existing telecommunications companies, and plans by cable-TV companies and other competitors to expand VoIP offerings in TELUS' incumbent territories, ongoing efficiency initiatives continue to be necessary in 2005.

    4.2 Operational capabilities - TELUS Mobility

    Wireless services are not rate-regulated by the CRTC.

    With the overall wireless marketplace exhibiting continued growth, TELUS Mobility has generated best-in-class results in many respects. Focus on customer care, value-added solutions and superior network quality provides its growing subscriber base with an exceptional service experience. With the strategic focus on profitable wireless growth and operating scale efficiencies, a significant proportion of every incremental network revenue dollar earned continues to flow through to EBITDA. As a result, TELUS Mobility is generating significant EBITDA margins ahead of its peer group. This performance resulted in TELUS Mobility being named as the top ranked wireless operator in North America by N. Moore Capital for the third consecutive quarter in November 2004.

    4.3 Liquidity and capital resources

    TELUS' 2004 financing plan was to use free cash flow generated by its business operations to reduce or repurchase debt and amounts outstanding under its accounts receivable securitization program, as well as to redeem the publicly held Preference and Preferred Shares of TELUS Communications Inc. As planned, new credit facilities were established in May 2004 for $1.6 billion, the Company maintained its foreign exchange hedging programs, and the proportion of fixed rate debt was reduced to 93.2% by a series of fixed-rate to floating interest rate swaps.

    In 2004, TELUS repaid approximately $210 million in debt that matured in August, reduced the cash proceeds from the sale of securitized accounts receivable by $150 million and redeemed $72.8 million in Preference and Preferred shares. Following acceptance of the Company's Normal Course Issuer Bid by the Toronto Stock Exchange in mid-December, a total of 2,207,111 Common Shares and Non-Voting Shares were repurchased for cancellation, for $78.0 million. With a Net debt to EBITDA ratio of 2.1 times and a Net debt to total capitalization ratio of 47.9% at December 31, 2004, TELUS has achieved ahead of schedule, not only its original 2004 target for Net debt to EBITDA of
2.5 times or less, but also the long-term targets of 2.2 times or less for Net debt to EBITDA and 45 to 50% for Net debt to total capitalization. In October 2004, on a prospective basis, the Company set a target guideline for a dividend payout ratio of 45 to 55% of net earnings.

    With $896.5 million of cash at December 31, 2004, access to undrawn credit facilities of $1.6 billion and cash provided by operating activities, the Company believes it has sufficient capability to fund its requirements in 2005 and refinancing requirements in 2006. See Section 9.2 Financing Plan for 2005. On February 16, 2005, TELUS announced its intention to redeem its $149.6 million of 6.75% convertible debentures at par on June 16, 2005.

    5.  Results of operations

    5.1 General

    The Company's reportable segments, which reflect TELUS' organization structure and are used to manage the business, are TELUS Communications and TELUS Mobility. The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value.

    5.2 Quarterly consolidated results summary

    -------------------------------------------------------------------------
    ($ in millions, except
     per share amounts)  2004 Q4  2004 Q3  2004 Q2  2004 Q1  2003 Q4  2003 Q3
    -------------------------------------------------------------------------
    Segmented revenue
     (external)
      TELUS
       Communications
       segment           1,209.3  1,199.9  1,189.0  1,171.1  1,182.4  1,186.3
      TELUS Mobility
       segment             755.6    747.0    676.6    632.7    643.2    619.9
                         -------  -------  -------  -------  -------  -------
    Operating revenues
     (consolidated)      1,964.9  1,946.9  1,865.6  1,803.8  1,825.6  1,806.2
    Restructuring and
     workforce reduction
     costs                  19.8     16.2      0.7     15.9     16.2      2.3
    Net income             135.6    156.6    172.3    101.3     47.8    114.1
    Per weighted average
     Common Share and
     Non-Voting Share
     outstanding
      - basic               0.38     0.44      0.48     0.28     0.13    0.32
      - diluted             0.37     0.43      0.48     0.28     0.13    0.32
    Dividends declared
     per Common Share
     and Non-Voting
     Share outstanding      0.20     0.15       0.15     0.15    0.15    0.15
    -------------------------------------------------------------------------
    ---------------------------------------
    ($ in millions, except
     per share amounts)  2003 Q2  2003 Q1
    ---------------------------------------
    Segmented revenue
     (external)
      TELUS
       Communications
       segment           1,209.2  1,208.5
      TELUS Mobility
       segment             564.1    532.4
                         -------  -------
    Operating revenues
     (consolidated)      1,773.3  1,740.9
    Restructuring and
     workforce reduction
     costs                  3.3       6.5
    Net income             73.0      89.5
    Per weighted average
     Common Share and
     Non-Voting Share
     outstanding
      - basic              0.21      0.26
      - diluted            0.21      0.26
    Dividends declared
     per Common Share
     and Non-Voting
     Share outstanding     0.15      0.15
    ---------------------------------------

    The trend in Operating revenues continued to reflect strong wireless growth resulting from an increased subscriber base and increased average revenue per subscriber unit ("ARPU"). TELUS Communications segment revenues increased for the third consecutive quarter, as a result of traction gained from new contracts. Strong data revenues helped Communications segment revenues increase in the third and fourth quarters of 2004, when compared to the same periods in 2003 due, partially offset by a more modest decline in voice revenues and equipment sales. Communications segment revenues include the impacts of regulatory price cap decisions.

    Restructuring charges in 2003 and 2004 were recorded as a result of Communications segment initiatives.

    Net income and earnings per share reflect improved operating profitability, as well as decreasing interest on long-term and short-term debt. There is significant fourth quarter seasonality at TELUS Mobility in terms of subscriber gross additions, related acquisition costs and equipment sales, and to a lesser extent, at TELUS Communications in terms of high-speed Internet subscriber net additions. Significant semi-annual interest payments are also made in the fourth quarter.

    For five of the periods shown above, Net income and earnings per share included significant favourable impacts for the settlement of tax matters and consequential adjustments, as shown in the table below:

    -------------------------------------------------------------------------
    ($ in millions, except    2004  2004  2004  2004  2003  2003  2003  2003
     per share amounts)       Q4    Q3    Q2    Q1    Q4    Q3    Q2    Q1
    -------------------------------------------------------------------------
    Approximate Net
     income impact              14     -    45     14    -    19     -    53
    Approximate per
     share impact             0.04     -  0.13   0.04    -  0.05     -  0.15
    Approximate basic
     earnings per share,
     excluding favourable
     tax-related impacts      0.34  0.44  0.35  0.24  0.13  0.27  0.21  0.11
    -------------------------------------------------------------------------

    5.3 Consolidated results of operations

    -------------------------------------------------------------------------
                              Quarters ended               Years ended
    ($ in millions except       December 31                December 31
     EBITDA margin)        2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Operating revenues  1,964.9  1,825.6    7.6 %  7,581.2  7,146.0    6.1 %

    Operations expense  1,178.5  1,126.6    4.6 %  4,438.0  4,301.9    3.2 %
    Restructuring and
     workforce reduction
     costs                 19.8     16.2   22.2 %     52.6     28.3   85.9 %
    -------------------------------------------------------------------------
    EBITDA(1)             766.6    682.8   12.3 %  3,090.6  2,815.8    9.8 %

    EBITDA margin (%)(2)   39.0     37.4  1.6 pts     40.8     39.4  1.4 pts
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.

    Consolidated Operating revenues and EBITDA increased significantly in the fourth quarter and full year of 2004, when compared with the same period in 2003. This was driven by TELUS Mobility Operating revenue growth of 17.7% for the fourth quarter and 19.3% for the full year, while the corresponding increase in TELUS Mobility Operations expense was only 4.4% and 8.4%, respectively. TELUS' Communications segment Operating revenues experienced modest growth of 2.4% in the fourth quarter and was relatively flat at (0.3)% for the full year, while its Operations expense increased by 5.1% and 0.4% for the corresponding periods. Expenses increased to maintain high service levels and provide in-sourcing services to customers, and were partly offset by savings from the Operational Efficiency Program, which concluded in 2003. Communications segment restructuring charges of $52.6 million were recorded for the full year of 2004 for ongoing efficiency initiatives, an increase of $24.3 million when compared with 2003.

    For further detail, see Section 5.4 Communications segment results and
Section 5.5 Mobility segment results.

    -------------------------------------------------------------------------
    Depreciation and          Quarters ended               Years ended
     amortization               December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Depreciation          338.3    323.4    4.6 %  1,307.8  1,272.9    2.7 %
    Amortization of
     intangible assets     79.2    101.0  (21.6)%    335.3    379.9  (11.7)%
    -------------------------------------------------------------------------
                          417.5    424.4   (1.6)%  1,643.1  1,652.8   (0.6)%
    -------------------------------------------------------------------------

    Depreciation and amortization expenses, in total, were not significantly changed in the fourth quarter and full year of 2004. Increased depreciation and amortization for growth in data network and wireless capital assets, increased depreciation for certain assets, as well as write-offs of network equipment and software assets in 2004, were largely matched by lower amortization resulting from certain software applications becoming fully amortized and from the write-off of software assets in 2003.

    -------------------------------------------------------------------------
                              Quarters ended               Years ended
    Other expense, net          December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            8.7      3.5  148.6 %      8.7     23.3  (62.7)%
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, gains and losses on disposal of property, income (loss) or impairments in equity or portfolio investments, and charitable donations. Accounts receivable securitization expense decreased by $0.9 million and $9.8 million, respectively, for the fourth quarter and full year of 2004, when compared to the same periods in 2003. This was due to the reduction in the amount of securitized receivables. See Section 7.6 Accounts receivable sale. Upon expiry of TELUS' offer to purchase Microcell in the fourth quarter of 2004, accumulated acquisition costs of approximately $5 million were written off. In addition, net gains from the sale of land and several buildings and investments increased by $5.9 million and $10.4 million, respectively, for the fourth quarter and full year of 2004, when compared with 2003. Charitable donations expense continues to reflect TELUS' objective of donating 1% or more of average pre-tax income, as defined under the Imagine Caring Company formula.

    -------------------------------------------------------------------------
                              Quarters ended               Years ended
    Financing costs             December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Interest on Long-term
     Debt, short-term
    obligations and
    other                 160.9    165.5   (2.8)%    655.5    683.0   (4.0)%
    Foreign exchange
     losses (gains)        (2.1)    (0.4)     -       (3.1)    (0.4)     -
    Interest income        (6.0)    (1.4)     -      (39.1)   (43.3)   9.7 %
    -------------------------------------------------------------------------
                          152.8    163.7   (6.7)%    613.3    639.3   (4.1)%
    -------------------------------------------------------------------------

    Interest on long-term and short-term debt decreased primarily due to the repayment of bank facilities, Medium-term Notes and First Mortgage Bonds during 2003, and the repayment of TELUS Communications Inc. Debentures and Medium-term Notes in the third quarter of 2004. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, which includes Long-term Debt, Current maturities and the deferred hedging liability, but excludes cash-on-hand, was $7,374.2 million at December 31, 2004, when compared with $7,576.7 million at December 31, 2003. Interest income was recognized primarily as a result of tax refunds ($26.2 million for the full year of 2004 and $38.9 million for the full year of 2003) from the settlement of various tax matters, as well as from interest earned on cash and temporary investments.

    -------------------------------------------------------------------------
    Income taxes              Quarters ended               Years ended
    ($ millions, except         December 31                December 31
     tax rates)            2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
     Blended federal and
      provincial statutory
      income tax           64.9     34.3   89.2 %    286.6    185.7   54.3 %
    Tax rate differential
     on, and consequential
     adjustments from,
     the settlement of
     prior year tax
     issues               (14.2)       -      -      (50.3)   (49.7)   (1.2)%
    Revaluation of future
     tax assets and
     liabilities for
     changes in statutory
     income tax rates     (12.9)    13.6      -      (12.9)    13.6       -
    Large corporations
     tax and other         12.6     (5.1)     -       31.7     23.1    37.2 %
    -------------------------------------------------------------------------
                           50.4     42.8   17.8 %    255.1    172.7    47.7 %
    -------------------------------------------------------------------------
    Blended federal and
     provincial statutory                  (3.0)                       (2.4)
     tax rates (%)         34.6     37.6    pts       34.7     37.1     pts
    Effective tax rates                   (20.0)                       (3.6)
     (%)                   26.9     46.9    pts       30.9     34.5     pts
    -------------------------------------------------------------------------

    Blended federal and provincial statutory income tax increased due to higher income before taxes of $96.4 million and $325.1 million, respectively, partly offset by lower blended tax rates. Tax recoveries were related to losses carried back and settlement of tax matters and consequential adjustments for prior years that had higher tax rates. Revaluation of future tax balances arose from changes in Federal and provincial tax rates.

    -------------------------------------------------------------------------
    Non-controlling           Quarters ended               Years ended
     interest                   December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            1.6      0.6  166.7 %      4.6      3.3   39.4 %
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents minority shareholders' interests in several small subsidiaries.

    -------------------------------------------------------------------------
    Preference and            Quarters ended               Years ended
     preferred dividends        December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                              -      0.9 (100.0)%      1.8      3.5  (48.6)%
    -------------------------------------------------------------------------


    Preference and preferred dividends ended with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    5.4 Communications segment results

    -------------------------------------------------------------------------
    Operating revenues
     - Communications         Quarters ended               Years ended
     segment                    December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Voice local           534.4    537.7   (0.6)%  2,145.4  2,160.7   (0.7)%
    Voice long distance   229.7    232.3   (1.1)%    921.3    961.1   (4.1)%
    Data                  372.8    341.0    9.3 %  1,416.4  1,368.1    3.5 %
    Other                  72.4     71.4    1.4 %    286.2    296.5   (3.5)%
    -------------------------------------------------------------------------
    External operating
     revenue            1,209.3  1,182.4    2.3 %  4,769.3  4,786.4   (0.4)%
    Intersegment revenue   24.6     23.1    6.5 %     96.6     94.5    2.2 %
    -------------------------------------------------------------------------
    Total operating
     revenue            1,233.9  1,205.5    2.4 %  4,865.9  4,880.9   (0.3)%
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators -
     Communications  segment
                              At  December 31
    (000s)                 2004     2003   Change
                          ------------------------

    Residential network
     access lines         3,047    3,086   (1.3)%
    Business network
     access lines         1,761    1,784   (1.3)%
                          -----    -----   ------
    Total network access

     lines(1)             4,808    4,870   (1.3)%

    High-speed Internet
     subscribers          689.7    561.6   22.8 %
    Dial-up Internet
     subscribers          281.6    319.8  (11.9)%
                          -----    -----  -------
    Total Internet
     subscribers(2)       971.3    881.4   10.2 %


                              Quarters ended               Years ended
                                December 31                December 31
    (000s)                 2004     2003   Change     2004     2003   Change
                          ---------------------------------------------------

    Change in residential
     network access lines   (11)     (13)     -        (39)     (36)     -
    Change in business
     network access lines     2        -      -        (23)      (5)     -
                          -------- ------- ------- --------- -------- ------
    Change in total
     network access lines    (9)     (13)  30.8 %      (62)     (41) (51.2)%

    High-speed Internet
     net additions         34.8     45.5  (23.5)%    128.1    151.6  (15.5)%
    Dial-up Internet net
     reductions           (11.1)   (13.9)  20.1 %    (38.2)   (71.9)  46.9 %
                          -------- ------- ------- --------- -------- ------
    Total Internet
     subscriber net
     additions             23.7     31.6   (25.0)%    89.9     79.7   12.8 %
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Relative to a general industry trend of declining traditional revenues, the Communications segment performed relatively well due to improving data service revenues and a slowing of the rate of long distance revenue erosion.

    - Voice local revenue is generated from access to the Company's network on a monthly subscription basis, from optional and pay-per-use services, and from voice contribution revenues, which represents TELUS' share of contribution pool funds for providing services in high cost areas. Local revenue for 2004 includes a positive adjustment of $10.2 million recorded in the second quarter of 2004 for CRTC Decision 2004-42. In the decision TELUS was allowed to recover on-going operating costs to support previously incurred local number portability and local competition capital investments. Excluding this adjustment, the local service decrease was primarily as a result of a reduction in access lines, partly offset by implementation of approved rate increases for business single and multi-line services effective June 1, 2004. Interconnection revenue, contribution revenues and enhanced services revenues were relatively unchanged in 2004, when compared with 2003.

        Residential network access lines continued to decrease as a result of competitive activity and technological substitution, including substitution to wireless services. Business lines decreased primarily as a result of incumbent local exchange carrier ("ILEC") Centrex line losses to competition and migration to more efficient ISDN data services. It is expected that the trend of declining network access lines will worsen due to the cable-TV competitor beginning to offer voice telephony services, and increased competition from new and existing voice over IP ("VOIP") competitors.

    - Voice long distance revenue continued to decrease in 2004, but at a lower rate than the 5.4% revenue decrease observed in 2003, due primarily to non-incumbent minute growth. The decrease in revenue in 2004, when compared with 2003, was primarily a result of fewer consumer minutes, price competition, and technological substitution partly offset by a $1 increase in certain monthly long distance plan administrative charges, effective June 2004, as well as increased non-incumbent long distance minute volumes. Price competition and substitution to alternative technologies are expected to continue.

    - Communications segment data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services, and legacy data services such as private line, switched data services, data local access and data equipment sales. TELUS' November 2004 acquisition of ADCOM, Inc. added $4.6 million of revenue in 2004, while in 2003 TELUS divested certain application development assets, which had annual 2003 revenues of $17.8 million.

       Internet and enhanced data service revenues increased by $27.2 million and $63.1 million respectively, for the fourth quarter and full year of 2004, when compared with the same periods in 2003. The increase was primarily as a result of a 22.8% growth in the high-speed Internet subscriber base over the last 12 months and traction gained from contracts with new customers, partly offset by an 11.9% reduction in dial-up subscribers over the last 12 months. Managed workplace revenues increased by $7.4 million and $28.9 million, respectively, due to providing higher functional outsourcing services and technology upgrades for TELUS' customers. Other data revenue increased in the fourth quarter of 2004 due to the acquisition of ADCOM and greater equipment sales than the same period in 2003. For the full year of 2004, other data services and equipment sales decreased by $48.3 million.

    - Other revenue increased in the fourth quarter of 2004, when compared with the same period in 2003, due to primarily to increased voice equipment sales. For the full year of 2004, revenue decreased, when compared with 2003, primarily as a result of lower late payment fees, lower voice equipment sales and the conclusion in the first quarter of 2004 of amortization of deferred individual line service grant revenues (annual impact $6.7 million). Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included Non-ILEC revenues of $156.4 million and $560.7 million, respectively, for the fourth quarter and full year of 2004, as compared with $137.7 million and $555.4 million, respectively, for the same periods in 2003. This reflects increases of $18.7 million or 13.6% for the fourth quarter and $5.3 million or 1.0% for the full year. The increases were primarily due to billings associated with a number of new multi-year contracts, including the TD Bank and the Co-operators, a focus on recurring longer-term revenues and higher long distance traffic volume and prices, partly offset by lower equipment sales in 2004 and reduced revenues due to divestiture of certain application development assets in 2003. Non-ILEC revenues increased year-over-year in the third and fourth quarters following declines in the first two quarters of the year. This reflects execution on our objective to migrate away from non-recurring equipment sales toward quality recurring revenues.


   -------------------------------------------------------------------------
    Operations expense -
    Communications segment    Quarters ended               Years ended
    ($ millions,                December 31                December 31
    except employees)      2004     2003   Change     2004     2003   Change
    --------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related costs        429.9    402.1    6.9 %  1,650.1   1,616.9   2.1 %
    Other operations
     expenses             302.3    294.4    2.7 %  1,214.8   1,235.3  (1.7)%
    -------------------------------------------------------------------------
    Total operations
     expense              732.2    696.5    5.1 %  2,864.9   2,852.2   0.4 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period              18,839   18,430    2.2 %
    -------------------------------------------------------------------------

    Salaries, benefits and employee-related cost increases were incurred primarily to maintain high service levels and compensation increases, but also increased for the provision of in-sourcing of payroll services to government and health care industry clients, the purchase of ADCOM and the establishment of a call centre in Montreal to handle calls previously outsourced to a third-party. Full-time equivalent employees increased by 221 employees for the provision of payroll services to the Government of B.C. and from the purchase of ADCOM. The decrease in Other operations expense, for the full year, was due mainly to lower facility costs and call centre outsourcing costs, partly offset by increased network support and maintenance costs with third parties. These increases were partly offset by Operational Efficiency Program savings.

    -  Salaries, benefits and employee-related costs included:

        (i) Costs associated with temporary staff, overtime, training and travel increased by $34.2 million for the full year 2004, when compared with 2003. This increase was related to activities to maintain high customer service levels, improve internal processes, emergency operations training, and an increased expenditure on leadership training and team development. However, for the fourth quarter, these costs decreased by $5.3 million, from one year earlier, as a result of extra efforts required at the end of 2003 to recover from a series of natural disasters;

        (ii) Additional costs of $5.6 million and $24.6 million, respectively, for the fourth quarter and full year of 2004, when compared with the same periods in 2003, for operating structure changes. These costs were for the new partnership with the Calgary Health Region, the establishment of the new Montreal call centre, the purchase of ADCOM, and a new agreement in which TELUS Sourcing Solutions will provide payroll services to the Government of B.C. These increased costs were partly offset by savings on outsourcing of $4.8 million and $10.4 million, respectively, which are included in Other operations expense. Non-cash share-based compensation expense recognized commencing January 1, 2004, as discussed in Section 8.2 Accounting policy developments, were $7.0 million and $23.8 million, respectively, in 2004;

        (iii) Base compensation and benefits increases; and

        (iv) Partly offsetting the increases noted above were savings from the Operational Efficiency Program (duration 2001 to 2003) of approximately $10.6 million and $60.0 million, respectively, in 2004. Communications segment pension expense for defined benefit and defined contribution plans decreased by $9.5 million and $27.2 million, respectively, primarily as a result of increased investment returns.

    - Other operations expenses were inclusive of additional Operational Efficiency Program savings of approximately $8.4 million and $24.0 million, respectively, for the fourth quarter and full year of 2004. Other operations expenses decreased for the fourth quarter and full year of 2004, when compared with 2003, principally due to:

        (i) reduced facilities, transit and termination costs, which decreased by $3.9 million and $40.2 million, respectively, due to lower rates for domestic, U.S. and international traffic termination, as well as migration to the NGN, partially offset by higher outbound traffic volumes;

        (ii) a lower bad debt expense that decreased by $7.1 million and $16.4 million, respectively, as a result of stringent enforcement of credit policy, more effective collection practices and reduced loss exposure;

        (iii) increased capitalized labour of $7.8 million and $15.4 million, respectively, related to higher capital expenditure activity and more effective utilization of the workforce; and

        (iv) The above noted expense reductions were partially offset by expense increases associated with network support and maintenance costs with third parties, product and service cost of sales due to higher associated revenue, advertising and promotion costs associated with the premier corporate citizen campaign and additional sponsorship costs, higher contract and consulting costs primarily due to increased use of Accenture information technology resources partly offset by in-sourcing of certain call centre operations. All other costs collectively increased in line with inflation.

    Included in the total segment expenses discussed above are Non-ILEC operations expenses of $152.7 million and $582.9 million, respectively, for the fourth quarter and full year of 2004, as compared with $139.8 million and $584.1 million, respectively, for the same periods in 2003. Operations expenses reflect increased costs from the acquisition of ADCOM, increased salaries and benefits, and increased wholesale transit and termination costs for higher outbound international and U.S. traffic volumes, partly offset by lower costs of sales associated with lower equipment sales, migration of domestic traffic to NGN and a lower bad debt expense.

    -------------------------------------------------------------------------
    Restructuring and
    workforce reduction
    costs -                   Quarters ended               Years ended
    Communications segment      December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                           19.8     16.2   22.2 %     52.6     28.3    85.9 %
    -------------------------------------------------------------------------

    Restructuring costs in 2004 include the following activities in the Communications segment:

    - In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

    - In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately $24 million.

    - In addition to the foregoing initiatives, the Company had undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

    At December 31, 2004, no future costs remain to be recorded under the Operational Efficiency Program (2001-2003). Cumulative annual cost structure reductions in the Communications segment under the Operational Efficiency Program were approximately $538 million by December 31, 2004, or over 97% of the $550 million target set in mid-2002.

    -------------------------------------------------------------------------
    EBITDA and EBITDA
    margin -                  Quarters ended               Years ended
    Communications              December 31                December 31
    segment                2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)   481.9    492.8   (2.2)%  1,948.4  2,000.4   (2.6)%
    EBITDA margin (%)      39.1     40.9   (1.8)pts   40.0     41.0   (1.0)pt
    -------------------------------------------------------------------------

    While Communications segment data revenue increased in the fourth quarter and full year of 2004, when compared with the same periods in 2003, EBITDA and EBITDA margin decreased due to higher restructuring charges, decreasing voice revenues and operations expense growth rates exceeding overall revenue growth rates. Non-ILEC EBITDA turned positive in the fourth quarter of 2004, while for the full year of 2004, Non-ILEC EBITDA losses decreased by 22.6%.

    Communications segment capital expenditures are discussed in 7.2 Cash used by investing activities.

 5.5 Mobility segment results

     -------------------------------------------------------------------------
    Operating revenues -      Quarters ended               Years ended
    Mobility segment            December 31                December 31
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Network revenue       696.0    587.8   18.4 %  2,599.9  2,183.7   19.1 %
    Equipment revenue      59.6     55.4    7.6 %    212.0    175.9   20.5 %
    -------------------------------------------------------------------------
    External operating
     revenue              755.6    643.2   17.5 %  2,811.9  2,359.6   19.2 %

    Intersegment revenue    6.3      4.1   53.7 %     21.5     15.7   36.9 %
    -------------------------------------------------------------------------
    Total operating
     revenue              761.9    647.3   17.7 %  2,833.4  2,375.3   19.3 %
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------
    (000s)                   At December 31

                           2004     2003   Change
                       ---------------------------
    Subscribers -
     postpaid           3,240.3  2,811.8   15.2 %
    Subscribers -
     prepaid              696.1    612.2   13.7 %
                        -------- --------  ------
    Subscribers -
     total(1)           3,936.4  3,424.0   15.0 %

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)         30.0     29.5    1.7 %
                       ---------------------------

                              Quarters ended               Years ended
                                December 31                December 31
    (000s)                 2004     2003   Change     2004     2003   Change
                         ----------------------------------------------------
    Subscriber net
     additions - postpaid 144.8   120.4   20.3 %    428.5    321.2    33.4 %
    Subscriber net
     additions - prepaid   41.6    45.6   (8.8)%     83.9    109.9   (23.7)%
                          ------- -------- ------  -------- -------- -------
    Subscriber net
     additions - total    186.4   166.0   12.3 %    512.4    431.1    18.9 %

    Churn, per
     month (%)(4)          1.45    1.58  (0.13)pts   1.40     1.46  (0.06)pts
    COA(5) per gross
     subscriber
     addition ($)(4)        410     452   (9.3)%      389      430    (9.5)%
    ARPU ($)(4)              61      59    3.4 %       60       57     5.3 %
    Average minutes of
     use per subscriber
     per month ("MOU")      390     373    4.6 %      384      350     9.7 %

    EBITDA to network
     revenue (%)           40.9    32.3    8.6 pts   43.9     37.3    6.6 pts
    Retention spend to
     network
     revenue(4) (%)         6.2     6.4   (0.2)pts    5.1      4.7    0.4 pts
    EBITDA                284.7   190.0   49.8 %  1,142.2    815.4    40.1 %
    EBITDA excluding COA
     ($ millions)(4)      429.1   336.0   27.7 %  1,578.0  1,240.0    27.3 %
    -------------------------------------------------------------------------
    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At December 31, 2004, TELUS Mobility PCS digital population coverage was 22.5 million and 30.0 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5) Cost of acquisition.

    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased by 18.4% for the fourth quarter and by 19.1% for the year ended December 31, 2004 as compared with the same periods in 2003. This growth was a result of the continued expansion of the subscriber base by 15.0% during 2004 to approximately 3.9 million subscribers, combined with increased ARPU. As a result of an overall 4.6% increase in average minutes of use per subscriber per month, continued pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased to $61 per month in the fourth quarter of 2004 as compared with $59 per month in 2003, representing an eighth successive quarter of year over year increases. Similarly, ARPU for the full year of 2004 was $60 per month or $3 higher than in 2003.

       Average minutes of use per subscriber per month increased in the fourth quarter and full year of 2004 as shown in the table above. At December 31, 2004, postpaid subscribers represented 82.3% of the total cumulative subscriber base remaining stable from one year earlier, contributing to the ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 144,800 for the fourth quarter of 2004 represented 77.7% of all net additions as compared with 120,400 (72.5%) for the corresponding period in 2003. This represents a significant increase of 20.3% in the postpaid subscriber net additions when compared to the previous year. Likewise, postpaid subscriber net additions of 428,500 for the full year of 2004 represented 83.6% of total net additions as compared with 74.5% for the same period in 2003. This was the sixth consecutive quarter of year over year positive net postpaid subscriber growth. Subscriber net additions of 186,400 and 512,400, respectively, for the fourth quarter and full year of 2004 were a record for TELUS Mobility.

       Blended postpaid and prepaid churn improved considerably to 1.45% in the fourth quarter of 2004 when compared with 1.58% for the same quarter in 2003. Deactivations were 165,700 and 608,300 for the fourth quarter and full year of 2004, respectively, as compared with 157,200 and 556,100 for the same periods in 2003. The improved churn rates, in the face of increased deactivations associated with a larger cumulative subscriber base, were notable accomplishments, especially in a competitive market. Churn is typically higher in the fourth quarter due to the significant number of contract expiries and marketing promotions by all competitors during the seasonally high selling period. These churn and deactivation results reflect a continued focus on client care including loyalty and retention efforts, value-added solutions and superior network quality providing the growing subscriber base with an exceptional service experience. Combined with the higher ARPU and improved churn, the lifetime revenue per subscriber increased in the fourth quarter full year of 2004, as compared with the same periods in 2003.

    - Equipment sales, rental and service revenue increased in the fourth quarter and twelve month period ended December 31, 2004 as compared to the corresponding periods in 2003. Handset revenue increased mainly due to subscriber growth from a stronger wireless market, increased promotional, retention and contracting activity, and to a lesser extent, a shift in product mix to higher priced handsets. Gross subscriber additions grew to 352,100 for the fourth quarter and 1,120,700 for the full year of 2004, as compared to 323,200 and 987,200 for the same periods in 2003. Handset revenues associated with gross subscriber activations are netted against costs in the calculation of COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.

    -------------------------------------------------------------------------
    Operations expense -
    Mobility segment          Quarters ended               Years ended
    ($ millions, except         December 31                December 31
    employees)             2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Equipment sales
     expenses             125.2    119.5    4.8 %    424.7    378.7   12.1 %
    Network operating
     expenses              99.9     96.3    3.7 %    401.1    371.0    8.1 %
    Marketing expenses    116.0    109.1    6.3 %    329.2    297.4   10.7 %
    General and
     administration
     expenses             136.1    132.4    2.8 %    536.2    512.8    4.6 %
    -------------------------------------------------------------------------
    Total operations
     expense              477.2    457.3    4.4 %  1,691.2  1,559.9    8.4 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period               5,915    5,387    9.8 %
    -------------------------------------------------------------------------

    TELUS Mobility operations expense increased in the fourth quarter and full year of 2004, when compared with the same periods in 2003. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 4.4% increase in total operations expense compared to fourth quarter Network revenue growth of 18.4% and 15.0% growth in subscribers.

    - Expenses related to equipment sales increased in the fourth quarter and full year of 2004 when compared with the same periods in 2003, principally due to an increase in gross subscriber activations, more expensive handset costs and higher retention activity, partly offset by favourable foreign exchange rates. TELUS Mobility did hedge its foreign exchange rates for a certain proportion of its handset purchases. The increase in handset volume related in part to fourth quarter marketing promotions including a new high-resolution camera phone and other video phones. Handset costs associated with gross subscriber activations are included in the calculation of COA per gross subscriber addition.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. Contribution fees increased in the fourth quarter of 2004, as the comparable period in 2003 included a credit for $3.3 million as a result of a rate adjustment from 1.3% to 1.1% effective
       January 1, 2003. In addition, Industry Canada spectrum licence fees were higher in 2004 principally due to a $6.4 million credit received during 2003, as part of a retroactive filing with Industry Canada for years prior to 2003. Network costs, once normalized for these events, were flat and increased by 6.3% over the same periods in 2003. Further, Network roaming costs increased by $2.9 million in the fourth quarter and $15.2 million for the full year of 2004, as compared to the same periods in 2003, largely due to higher volumes as well as successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the ongoing strength of Network revenue growth. Finally, in an effort to contain Network costs, TELUS Mobility negotiated improved roaming rates and continued to build out microwave facilities aimed at reducing future leased line transmission costs. The digital population coverage grew to 30.0 million at December 31, 2004, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, COA per gross subscriber addition improved by 9.3% in the fourth quarter to $410 and improved by 9.5% to $389 for the full year, as compared with the same periods in 2003. Because of the higher ARPU, improved churn and lower COA per gross subscriber addition, the lifetime revenue of the subscriber improved significantly in 2004.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased by only 2.8% in the fourth quarter and 4.6% for the full year of 2004. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and Company-owned retail stores, partly offset by a lower bad debt expense due to reduced loss experience.

    -------------------------------------------------------------------------
    EBITDA and EBITDA         Quarters ended               Years ended
    margin -                    December 31                December 31
    Mobility segment       2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)   284.7    190.0   49.8 %  1,142.2    815.4   40.1 %
    EBITDA margin (%)      37.4     29.4   8.0 pts    40.3     34.3   6.0 pts
    -------------------------------------------------------------------------

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to its strategic focus on profitable subscriber growth. This was accomplished by achieving increased ARPU, a lower COA per gross subscriber addition, maintenance of a world-class churn rate, and successful cost containment efforts during the year, which offset the near-term dilutive impact of generating record subscriber net additions. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 40.9% for the fourth quarter and 43.9% for the full year of 2004 as compared with 32.3% and 37.3% for the same periods in 2003, representing positive increases of 8.6 and
6.6 percentage points, respectively. Incremental Network revenue flowed through to EBITDA at a rate of 87.5% in the fourth quarter of 2004, as compared to 63.1% for the same period in 2003.
    Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.  Financial condition

    The following are the significant changes in the Consolidated balance sheets between December 31, 2003 and December 31, 2004.

    -------------------------------------------------------------------------
                       Periods ended December 31          Explanation
    ($ millions)          2004      2003   Change
    -------------------------------------------------------------------------
    Current Assets
      Cash and
       temporary         896.5       6.2    890.3  See Section 7. Liquidity
       investments, net                            capital and resources
    -------------------------------------------------------------------------
                                                   Changes due to a reduction
                                                   in securitized accounts
                                                   receivables and increased
      Accounts                                     Mobility billings partly
       receivable        863.5     723.8    139.7  offset by lower wireline
                                                   trade receivables due to
                                                   improved collection
                                                   processes. See Section 7.6
                                                   Accounts receivable sale
    -------------------------------------------------------------------------
      Income and other                             Decreased due to the
       taxes receivable  132.5     187.4    (54.9) receipt of tax settlements
    -------------------------------------------------------------------------
                                                   Increase in wireless
                                                   handset inventory partly
      Inventories        133.3     123.5      9.8  offset by reduced wireline
                                                   consumer retail inventory
    -------------------------------------------------------------------------
      Prepaid expenses                             Increase in prepaid
       and other         183.4     172.4     11.0  maintenance contracts
    -------------------------------------------------------------------------
      Current portion                              Expected increase in the
       of future         438.4     304.0    134.4  use of loss carry forward
       income taxes                                amounts over next 12
                                                   months
    -------------------------------------------------------------------------
    Current Liabilities
      Accounts payable
       and accrued     1,362.6   1,294.5     68.1  Increased payroll and
       liabilities                                 other liabilities
    -------------------------------------------------------------------------
      Restructuring
       and workforce
       reduction
       accounts payable   70.7     141.0    (70.3) Decreased as payments from
       and accrued                                 previous programs exceeded
       liabilities                                 new obligations
    -------------------------------------------------------------------------
                                                   Remittance of the fourth
      Dividends payable      -      53.5    (53.5) quarter 2004 dividend on
                                                   Dec. 31, 2004
    -------------------------------------------------------------------------
                                                   Increase in price cap
      Advance billings                             deferred revenue and
       and customer      531.5     445.0     86.5  billings due to subscriber
       deposits                                    growth
    -------------------------------------------------------------------------
                                                   Maturities in 2005 are
      Current                                      primarily capital leases.
       maturities of       4.3     221.1   (216.8) See Section 7.3 Cash used
       long-term debt                              by financing activities
    -------------------------------------------------------------------------
                                                   Primarily reflects
                                                   accumulation of cash, and
    Working capital(1)   678.5    (637.8) 1,316.3  lower debt maturities in
                                                   2005
    -------------------------------------------------------------------------
                                                   See Sections 5.3
                                                   Consolidated results of
    Capital Assets,                                operations - Depreciation
     Net              11,221.0  11,563.6   (342.6) and amortization and 7.2
                                                   Cash used by investing
                                                   activities
    -------------------------------------------------------------------------
    Other Assets
                                                   Primarily due to increased
                                                   transitional pension
                                                   assets and pension plan
      Deferred charges   704.4     610.7     93.7  contributions in excess of
                                                   charges to income partly
                                                   offset by $25.1 million
                                                   repayment of service and
                                                   access fees by Verizon
    -------------------------------------------------------------------------
      Future income                                Reflects use of loss carry
       taxes              99.8     626.0   (526.2) forward amounts
    -------------------------------------------------------------------------
                                                   Consists of a number of
                                                   small portfolio
      Investments         38.4      41.9     (3.5) investments, of which
                                                   certain investments were
                                                   monetized in 2004
    -------------------------------------------------------------------------
                                                   The increase resulted from
                                                   a small acquisition in
                                                   2004. No impairment was
      Goodwill         3,126.8   3,118.0      8.8  required following an
                                                   annual impairment test for
                                                   goodwill
    -------------------------------------------------------------------------
                                                   The decrease is primarily
                                                   lower Canadian dollar
                                                   value of U.S. dollar
    Long-Term Debt     6,332.2   6,609.8   (277.6) denominated Notes. See
                                                   Section 7.6 Liquidity and
                                                   capital resource measures
    -------------------------------------------------------------------------
                                                   Primarily an increase in
    Other Long-Term                                the deferred hedging
     Liabilities       1,506.1   1,173.7    332.4  liability. See Section 7.6
                                                   Liquidity and capital
                                                   resource measures
    -------------------------------------------------------------------------
                                                   Includes tax recoveries on
    Future Income                                  amortization and
     Taxes               991.9   1,007.0    (15.1) revaluation for Alberta
                                                   provincial tax decrease
    -------------------------------------------------------------------------
                                                   Increase in minority
    Non-Controlling                                partners' share of
     Interest             13.1      10.7      2.4  earnings in several small
                                                   subsidiaries
    -------------------------------------------------------------------------
    Shareholders'
     Equity
                                                   Value of the convertible
      Convertible          8.8       8.8        -  debentures conversion
       debentures                                  option
    -------------------------------------------------------------------------
      Preference and                               See Section 7.3 Cash used
       preferred shares      -      69.7    (69.7) by financing activities
    -------------------------------------------------------------------------
                                                   See Section 7.3 Cash used
      Common equity    7,016.8   6,442.7    574.1  by financing activities
    -------------------------------------------------------------------------

    (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

    7.  Liquidity and capital resources

    7.1 Cash provided by operating activities

    -------------------------------------------------------------------------
                              Quarters ended               Years ended
    ($ millions)                December 31                December 31
                           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          613.8    409.8   49.8 %  2,538.1  2,133.8   18.9 %
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in fourth quarter and full year of 2004, when compared with 2003, principally due to improved operating profitability, lower payments under restructuring programs, and lower interest expense, partly offset by an increase in contributions to defined benefit plans. The full year of 2004 also included increased cash recovery of income taxes associated with settlement of tax matters (including interest income).

    - EBITDA increased by $83.8 million and $274.8 million, respectively, for the fourth quarter and full year of 2004, when compared with 2003. EBITDA in 2004 includes a non-cash share-based compensation expense of $5.9 million and $23.8 million, respectively, as a result of adopting the amended recommendations of the CICA for accounting for share-based compensation - see Section 8.2 Accounting policy developments.

    - Restructuring and workforce reduction payments decreased by $19.1 million and $164.8 million, respectively, for the fourth quarter and full year of 2004, when compared with 2003. The decrease was primarily from winding down the 2001 to 2003 Operational Efficiency Program and lower associated payments, partly offset by payments under new restructuring initiatives.

    - Income taxes received increased by $29.1 million for the full year, as the cash recovery of income taxes and investment tax credits net of tax installments was $194.6 million in 2004, compared with $165.5 million in 2003.

    - Interest paid decreased by $1.8 million and $24.6 million, respectively, for the fourth quarter and full year of 2004 when compared with 2003, due to debt repayments.

    - In the fourth quarter of 2004, TELUS received $33.3 million from Verizon, recorded as a reduction of prepaid and deferred services. A further $114.8 million was received from Verizon as part of a contribution of capital (recorded in Cash provided by financing activities) when the independent Directors of TELUS agreed to extinguish a right which restrained Verizon from divesting of its entire 20.5% equity interest in TELUS.

    - Non-cash working capital included changes in proceeds from securitized accounts receivable. For the fourth quarter and full year of 2004, the Company made payments of $nil and $150 million, respectively, to reduce securitized accounts receivables, compared with payments of $181 million and $175 million, respectively, for the same periods in 2003.

    Partly offsetting the above increases were:

    - Income taxes received, net of tax installments paid, decreased by $133.2 million in the fourth quarter of 2004, as compared to the same period in 2003, due to the receipt of a $136.2 million recovery in the fourth quarter of 2003.

    - A decrease in interest received of $22.6 million and $14.3 million, respectively, for the fourth quarter and full year of 2004, when compared with 2003. Interest received in both years was primarily from the settlement of tax matters, as well as from interest earned on cash and temporary investments.

    - Employer contributions to employee defined benefit plans increased by $37.0 million for the full year of 2004, when compared with 2003. The increase reflects updated actuarial valuations and the net acceleration of discretionary funding.

    7.2 Cash used by investing activities

    -------------------------------------------------------------------------
                              Quarters ended               Years ended
    ($ millions)                December 31                December 31
                           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          342.8    421.4  (18.7)%  1,299.5  1,197.8    8.5 %
    -------------------------------------------------------------------------

    The changes in cash used by investing activities were primarily the result of changes in capital expenditures. The Company also received proceeds of $27.6 million in 2004 from the sale of non-strategic assets, including several real estate properties. In 2003, the Company disposed of non-strategic properties and monetized an investment for total proceeds of $51.2 million. Funds used for other investing activities in 2004 included TELUS' purchase of ADCOM, Inc.

    -------------------------------------------------------------------------
    Capital expenditures
    by segment
    ($ in millions, except    Quarters ended               Years ended
    capital expenditure         December 31                December 31
    intensity)             2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment              220.8    303.0  (27.1)%    964.3    892.8    8.0 %
    Mobility segment      122.6    132.4   (7.4)%    354.7    359.9   (1.4)%
    -------------------------------------------------------------------------
    TELUS consolidated    343.4    435.4  (21.1)%  1,319.0  1,252.7    5.3 %
    -------------------------------------------------------------------------
    Capital expenditure                    (6.3)                      (0.1)
     intensity(1) (%)      17.5     23.8    pts       17.4     17.5    pts
    -------------------------------------------------------------------------

    (1) Capital expenditure intensity is measured by dividing capital expenditures into operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Communications segment ILEC capital expenditures decreased by 21.4% in the fourth quarter of 2004, when compared with the same period in 2003, and increased by 7.3% to $826.4 million for the full year of 2004, when compared with 2003. The fourth quarter decrease was due in part to higher fourth quarter 2003 spending from Operational Efficiency Program constraints in early 2003, which is reflected in lower investment in network infrastructure and high-speed Internet in the fourth quarter of 2004 on a comparative basis. The full year increase was due to significant investments in internal systems and processes, as well as investments in network infrastructure to improve customer service and network reliability, the development of new IP services, and the delivery of services to new customers. Expenditures for high-speed Internet (or ADSL) were relatively flat at $95.7 million in 2004, consistent with more moderate subscriber growth.

       Non-ILEC capital expenditures decreased by 58.5% to $19.4 million in the fourth quarter of 2004, when compared with the same period in 2003, due to reduced spending on network infrastructure. For the full year, Non-ILEC capital expenditures increased by 12.4% to $137.9 million in 2004, when compared with 2003. The increase in Non-ILEC expenditures was primarily to support the Company's IP strategy and delivery of services to new customers, which included implementation of several large contracts.

       The Communications segment capital expenditure intensity ratio was 19.8% in 2004, compared with 18.3% in 2003. Cash flow (EBITDA less capital expenditures) decreased by 11.2% to $984.1 million in 2004, when compared to 2003, mainly due to higher capital spending and increased restructuring charges.

    - Mobility segment capital expenditures decreased by 7.4% in the fourth quarter and 1.4% for the full year of 2004 when compared with same periods in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued building microwave facilities during 2004 aimed at reducing future leased line transmission costs. Capital spending decreased from 2003 principally as a result of improved infrastructure equipment costs and a stronger Canadian dollar.

       Capital expenditure intensity for TELUS Mobility decreased to 16.1% in the fourth quarter of 2004 from 20.5% in the fourth quarter of 2003, due primarily to significant growth in Network revenues. Similarly, the capital expenditure intensity was 12.5% for the full year of 2004 as compared to 15.2% in 2003. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated cash flow (EBITDA less capital expenditures) of $162.1 million, a TELUS Mobility record for the fourth quarter, as compared with $57.6 million for the same period in 2003. Similarly, cash flow for the full year of 2004 was $787.5 million as compared with $455.5 million in 2003.

    Consolidated cash flow (EBITDA less capital expenditures) increased by 71.1% to $423.2 million in the fourth quarter of 2004, when compared with the same period in 2003, as a result of both increased EBITDA and lower capital expenditures. For the full year, consolidated cash flow increased by 13.3% to $1,771.6 million in 2004, when compared with 2003, driven by increased EBITDA net of higher capital expenditures.

    7.3 Cash provided (used) by financing activitie

    -------------------------------------------------------------------------
                              Quarters ended               Years ended
    ($ millions)                December 31                December 31
                           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            3.3    (84.5)  103.9 %  (348.3)  (920.8)  62.2 %
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in 2004, when compared with 2003, due primarily to lower scheduled debt redemptions in 2004. Financing activities included the following:

    - Proceeds from Common Shares and Non-Voting Shares issued increased by $53.1 million in the fourth quarter of 2004 and $62.2 million for the full year of 2004, when compared with the same periods in 2003. Shares were issued from treasury under the employee share purchase plan and under share-based compensation plans in 2004 and 2003. In addition, 2004 proceeds included those from the exercise of warrants. Effective November 1, 2004, TELUS began to purchase employee share purchase plan shares in the market rather than issuing from treasury.

    - In the fourth quarter of 2004, TELUS received $114.8 million from Verizon as part of a contribution of capital when the independent Directors of TELUS agreed to extinguish a right which restrained Verizon from divesting of its 20.5% equity interest in TELUS.

    - TELUS' Normal Course Issuer Bid for the repurchase of its Common Shares and Non-Voting Shares was accepted by the Toronto Stock Exchange, and commenced December 20, 2004. The repurchase program enables TELUS to repurchase on the market, over a 12-month period, up to a maximum of 14.0 million Common Shares and 11.5 million Non-Voting Shares, representing approximately 7% of the issued and outstanding Common Shares and Non-Voting Shares. In December 2004, TELUS purchased for cancellation Common Shares and Non-Voting Shares for a total outlay of $78.0 million, of which $39.3 million was recorded as a reduction to share capital and $38.7 million, representing the amount in excess of book value, was recorded as a reduction to retained earnings. The maximum number of shares that can be repurchased in any 30-day period is 2% of the issued and outstanding shares of each class of shares.

 Normal Course Issuer Bid to December 31, 2004

   -------------------------------------------------------------------------
                                      Purchased,       Total        Maximum
    (number of           Purchased     but not       purchased     permitted
    shares)                 and      cancelled at       for        under the
                         cancelled   Dec. 31, 2004  cancellation    program
    -------------------------------------------------------------------------
    Common Shares          655,711       120,000       775,711    14,000,000
    Non-voting Shares    1,300,000       151,400     1,451,400    11,500,000
    -------------------------------------------------------------------------
                         1,955,711       271,400     2,227,111    25,500,000
    -------------------------------------------------------------------------

    - Cash dividends paid to shareholders increased by $70.8 million in the fourth quarter of 2004 and increased by $76.7 million for the full year of 2004, when compared with the same periods in 2003. The increase in cash dividends paid was primarily due to remittance of the fourth quarter 2004 dividend on December 31, 2004, while the dividend for the fourth quarter of 2003 was remitted in January 2004. The increase in dividends paid was also due to the five-cent increase in the dividend declared in the fourth quarter of 2004 and a larger number of Common Shares and Non-Voting Shares outstanding. Commencing with the dividend declared in the fourth quarter, TELUS began to purchase dividend reinvestment plan shares in the market rather than issuing from treasury and the previous 3% plan discount was eliminated.

    - The redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares was completed by August 3, 2004 for an outlay of $72.8 million.

    -  Debt redemptions in 2004 included $189.5 million of TELUS
       Communications Inc. Series A Debentures and $20 million of TELUS Communications Inc. Medium-term Notes. The maximum outstanding bank facility balance of $34 million was repaid in full in the first quarter of 2004.

    7.4 Liquidity and capital resource measures

    -------------------------------------------------------------------------
                                                 Dec. 31,  Dec. 31,
    Period ended                                    2004      2003    Change
    -------------------------------------------------------------------------
    Components of debt and coverage ratios(1)
    --------------------------------------
    Net debt  ($ millions)                       6,477.7   7,570.5  (1,092.8)
    Total capitalization  - book value
     ($ millions)                               13,516.4  14,102.4    (586.0)
    EBITDA (excluding restructuring)
     ($ millions)                                3,143.2   2,844.1     299.1
    Net interest cost ($ millions)                 613.3     639.3     (26.0)
    Debt ratios
    -----------
    Fixed rate debt as a proportion of total
     indebtedness (%)                               93.2     100.0      (6.8)
    Average term to maturity of debt (years)         5.4       6.2      (0.8)
    Net debt to total capitalization (%)(1)         47.9      53.7      (5.8)
    Net debt to EBITDA(1)                            2.1       2.7      (0.6)
    Coverage ratios(1)
    ---------------
    Earnings coverage                                2.3       1.7       0.6
    EBITDA interest coverage                         5.1       4.4       0.7
    Other measures
    --------------
    Free cash flow  (fourth quarter,
     $ millions)(2)                                121.9      71.5      50.4
    Free cash flow ($ millions)                  1,297.3     844.9     452.4
    Dividend payout ratio (%)(1)                      41        65       (24)
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2) See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    The balance of Long-term Debt and Current maturities of Long-term Debt was $6,336.5 million as at December 31, 2004, a decrease of $494.4 million from December 31, 2003. The lower debt balance was due to redemptions and a $291.9 million decrease in the Canadian dollar value of U.S. dollar denominated Notes, as the Canadian dollar appreciated against the U.S. dollar by approximately 7.3% during 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $291.9 million being recorded in the deferred hedging liability.

    While the amount of utilized bank facilities decreased to $nil from $7.0 million one year earlier, TELUS converted $500 million of debt from a fixed rate to a floating rate basis during the first half of 2004, reducing the proportion of fixed rate debt. The net debt to total capitalization ratio measured at December 31, 2004 decreased, when compared with one year earlier, primarily as a result of debt repayments and increased common equity. The net debt to EBITDA ratio measured at December 31, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).

    The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes and decreased interest on total debt. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower interest costs, partly offset by lower interest income. The Free cash flow measure for the year ended December 31, 2004 increased, when compared with one year earlier, primarily because of improved EBITDA, higher tax recoveries, lower payments under restructuring programs and lower net interest payments, partly offset by increased capital expenditures.

    As announced in October 2004, on a prospective basis, the Company has set a target guideline for the annual dividend payout ratio of 45 to 55%. The annualized effective payout ratio of 20 cents per share per quarter is in the range of 43 to 48% based upon the annual 2005 targets for basic earnings per share of $1.65 to $1.85.

    7.5 Credit facilities

    The following are the credit facilities available to TELUS at December 31, 2004:

    -------------------------------------------------------------------------
                                                                 Outstanding
    Credit Facilities                                              undrawn
    At December 31, 2004                                         letters of
    ($ millions)               Expiry      Available     Drawn      credit
    -------------------------------------------------------------------------
    Revolving credit
     facility(1)              May 7, 2008     800.0          -       102.6
    364-day revolving
     facility(2)              May 6, 2005     800.0          -           -
    Other bank facilities               -      74.0          -         7.2
    -------------------------------------------------------------------------
    Total                               -   1,674.0          -       109.8
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.
    (2) Canadian dollars or U.S. dollar equivalent, extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date.

    -------------------------------------------------------------------------

    Including cash of $896.5 million and the credit facilities described in the table above, TELUS had unutilized available liquidity well in excess of $2.0 billion at December 31, 2004. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.1:1 at December 31, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.1:1 at December 31, 2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    7.6 Accounts receivable sale

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of February 16, 2005. The proceeds of securitized receivables were $150 million at December 31, 2004, as compared with $300 million at December 31, 2003. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active. Average proceeds from securitization were $181 million in 2004 and $453 million in 2003.

    7.7 Credit ratings

    In the fourth quarter of 2004, in response to the announcement that Verizon was selling all its TELUS Voting Shares and Non-Voting Shares, three of four rating agencies that cover TELUS issued updates or confirmations. Moody's Investors Service affirmed its Baa3 senior unsecured rating for TELUS Corporation and changed its outlook to positive from stable. On February 17, 2005 DBRS confirmed its ratings for TELUS Corporation and TELUS Communications Inc. with a stable trend. Standard and Poor's announced that its ratings were unchanged.

    On February 10, 2005, S&P revised its outlook to 'positive' from 'stable' and affirmed its long-term corporate credit and senior unsecured ratings for TELUS and TCI.

    TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in future.

    7.8 Off-balance sheet arrangements and contractual liabilities

      Financial instruments

    During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units, and the other series results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread. TELUS intends to hedge its exposure with respect to share-based compensation arrangements granted in 2005 using cash-settled equity forward transactions.

    As at December 31, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $48 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

    Fair value: The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The fair value of the Company's debt at December 31, 2004 was estimated at $8,643.1 million ($8,698.8 million at December 31, 2003).

      Commitments and contingent liabilities

    The Company has a number of commitments and contingent liabilities.

    - The Company has $70.7 million in outstanding commitments for its restructuring programs as at December 31, 2004. In addition, the Company disclosed in its guidance for 2005 that it expected to record approximately $100 million of restructuring and employee reduction costs in 2005 in support of ongoing efficiency initiatives.

    - In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at December 31, 2004, was $128.7 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, in respect of the Competitor Digital Network Access
       (CDNA), does not currently affect the Company's income statement. The mechanism for disposing of the balance in this deferral account, other than as already approved by the CRTC in Decision 2005-6 and previously, is currently the subject of a CRTC proceeding.

    - On May 21, 2004, the Canada Industrial Relations Board (CIRB) declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The CIRB also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the Telecommunications Workers Union. The application to the Federal Court of Appeal for judicial review of Decision 278 was heard in October 2004 and the Court subsequently dismissed the appeal in a December 16, 2004 decision. On February 14, 2005, TELE-MOBILE COMPANY and TELUS Communications Inc. applied to the Supreme Court of Canada for leave to appeal the Federal Court of Appeal's December 16, 2004 decision. Should the ultimate operational and financial impacts of Decision 278 differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2004, the Company has no liability recorded in respect of performance guarantees, and $1.0 million (December 31, 2003 - $1.5 million) recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at December 31, 2004, without regard for the likelihood of having to make such payment, were not significant.

    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2004, the Company has no liability recorded in respect of indemnification obligations.

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items disclosed in previous reports.

    7.9 Related party transactions

    On November 30, 2004, Verizon and the Company entered into an agreement pursuant to which the Company's independent members of the Board of Directors agreed to facilitate the divestiture by Verizon of its 20.5% equity investment in the Company. Such agreement was necessary due to certain restrictive provisions in the Long Term Relationship Agreement, dated January 31, 1999, between Verizon and the Company. Such divestiture was effected by a public secondary offering of Verizon's entire equity interest in the Company on December 14, 2004; post divestiture, Verizon and the Company are no longer related parties for purposes of generally accepted accounting principles and Verizon no longer has a pre-emptive right to buy shares from treasury.

    Pursuant to the agreement, and the amended agreement pursuant to which the Company acquires certain rights to Verizon's software, technology, services and other benefits, Verizon paid the Company $148 million
(U.S.$125 million). In conjunction with the divestiture, a number of agreements between Verizon and the Company were terminated or altered, including the amended and restated software and related technology and services agreement ("SRT") pursuant to which the Company acquired certain rights to Verizon's software, technology, services and other benefits. The term of the SRT was extended to 2008. The Company will continue to have exclusive rights in Canada to specified Verizon trademarks, software and technology acquired prior to Verizon's divestiture of its investment in the Company and Verizon is required to continue to provide upgrade and support on the software and technology licensed to the Company. The annual fees payable by the Company under the SRT for the years 2005 to 2008 have been reduced from an aggregate of U.S. $82 million to a nominal amount; Verizon and the Company remain committed to use each other's cross-border services where capabilities and customer requirements permit and the Company has been released from its obligation not to compete in the United States.

    As of December 31, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired under the agreement and have been recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. The total commitment under the SRT was U.S. $275 million (2003 - U.S. $377 million) for the period 2001 to 2008 and the commitment remaining after December 31, 2004, as a result of the amendment, is a nominal amount (2003 - U.S. $102 million).

    7.10 Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at December 31, 2004 and at January 31, 2005. In addition, for January 31, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.

    -------------------------------------------------------------------------
    Class of equity security    Common       Non-Voting       Total
                                Shares         Shares         Shares
                              outstanding    outstanding    outstanding
    -------------------------------------------------------------------------
    At December 31, 2004
      Common equity - Common
       Shares outstanding     192,748,738              -    192,748,738
      Common equity -
       Non-Voting Shares
       outstanding                      -    165,803,123    165,803,123
                             -------------  -------------  -------------
                              192,748,738    165,803,123    358,551,861   (1)
                             -------------  -------------  -------------

    At January 31, 2005
      Common equity - Common
       Shares outstanding     192,853,859              -    192,853,859
      Common equity -
       Non-Voting Shares
       outstanding                      -    167,396,834    167,396,834
                             -------------  -------------  -------------
                              192,853,859    167,396,834    360,250,693
                             -------------  -------------  -------------

    Outstanding and issuable
     shares(2) at January 31,
     2005
      Common Shares and
       Non-Voting Shares
       outstanding            192,853,859    167,396,834    360,250,693
      TELUS Corporation
       convertible
       debentures                       -      3,765,820      3,765,820
      Options                   2,926,123     24,855,697     27,781,820
      Warrants                          -        562,423        562,423
      Channel stock incentive
       plan                             -        176,950        176,950
                             -------------  -------------  -------------
                              195,779,982    196,757,724    392,537,706
                             -------------  -------------  -------------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the fourth quarter of 2004, the number of shares outstanding at December 31, 2004 was 362,104,496.
    (2) Assuming full conversion and ignoring exercise prices.

    -------------------------------------------------------------------------

    8. Critical accounting estimates and accounting policy developments

    Accounting principles applied by TELUS are consistent with those disclosed in the 2003 annual report; except for the adoption in 2004 of amended recommendations of the CICA, as described in section 8.2.

    8.1 Critical accounting estimates

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    8.2 Accounting policy developments

      Share-based compensation

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

      Equity settled obligations

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the Consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense also resulted in minor changes in historical EBITDA interest coverage ratios.

    9. Looking forward to 2005

    9.1 Financial and operating targets and issues for 2005

    TELUS continues to have the following policy guidelines, which were announced previously:

    - Net debt to EBITDA of 2.2 times or less (compared with 2.1 times at December 31, 2004);
    - Net debt to total capitalization of 45 to 50% (compared with 47.9% at December 31, 2004); and
    - In addition TELUS has a target Dividend payout ratio guideline of 45 to 55% of net earnings.

    The following targets for 2005 were announced publicly on December 17, 2004 and the Company has a practice of reaffirming or adjusting guidance on a quarterly basis.

    -------------------------------------------------------------------------
    Revised guidance
     summary            2004 results     Targets for 2005         Change
    -------------------------------------------------------------------------
    Consolidated
     Revenues               $7.58          $7.9 to $8.0        $320 to $420
                           billion            billion             million
    -------------------------------------------------------------------------
      EBITDA(1)             $3.09          $3.2 to $3.3        $110 to $210
                           billion            billion             million
    -------------------------------------------------------------------------
      Earnings per share
       - basic              $1.58        $1.65 to $1.85       7 to 27 cents
    -------------------------------------------------------------------------
      Capital expenditures  $1.32          $1.3 to $1.4        $(20) to $80
                           billion            billion             million
    -------------------------------------------------------------------------
      Free cash flow(2)     $1.30          $1.2 to $1.3        $(100) to $0
                           billion            billion             million
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)    $4.77         $4.7 to $4.75       $(20) to $(70)
                           billion            billion             million
    -------------------------------------------------------------------------
        Non-ILEC revenue     $561          $600 to $650          $39 to $89
                           million            million             million
    -------------------------------------------------------------------------
      EBITDA                $1.95         $1.85 to $1.9      $(50) to $(100)
                           billion            billion             million
    -------------------------------------------------------------------------
        Non-ILEC EBITDA      $(22)            $0 to $10          $22 to $32
                           million            million             million
    -------------------------------------------------------------------------
      Capital expenditures   $964       $950 million to        $(14) to $36
                           million        $1.0 billion            million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions      128,100       Approx. 100,000     Approx. (28,100)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)    $2.81         $3.2 to $3.25        $390 to $440
                           billion            billion             million
    -------------------------------------------------------------------------
      EBITDA                $1.14        $1.35 to $1.40        $210 to $260
                           billion            billion             million
    -------------------------------------------------------------------------
      Capital expenditures   $355          $350 to $400         $(5) to $45
                           million            million             million
    -------------------------------------------------------------------------
      Wireless subscriber                                         (37,400)
       net additions      512,400      425,000 to 475,000        to (87,400)
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the definition, calculation and reconciliation of 2004 EBITDA.
    (2) See Section 11.2 Free cash flow for the definition, calculation and reconciliation of 2004 Free cash flow.

    -------------------------------------------------------------------------

    The 2005 targets reflect strong growth in both revenue and profitability, with the target range for consolidated earnings per share representing an 8 to 21% increase over 2004. With capital expenditures remaining near 2004 levels, TELUS expects to have another strong year of free cash flow of more than $1.2 billion in 2005. This bodes well for TELUS' ability to successfully overcome competitive pressures and continue to enhance shareholder value.

    Communications segment EBITDA is expected to decline in the range of 3 to 5% in 2005, resulting from slightly lower wireline revenue and increased restructuring costs, partially offset by continued operating efficiencies. Excluding restructuring and workforce reduction costs, Communications segment EBITDA is expected to range between negative 2.5% and flat compared to that of 2004. Communications segment revenue growth in the non-incumbent territory in Central Canada is expected to increase 9 to 18%, while targeting positive EBITDA in 2005.

    TELUS Mobility EBITDA is expected to increase by 18 to 23% driven by an approximate 14 to 16% increase in revenues, continued economies of scale, cost containment and expansion in wireless subscribers.

    The double-digit earnings per share increase is not only being driven by higher consolidated operating profitability, but also by reduced depreciation due to improved capital efficiency in recent years and by lower financing costs as a consequence of lower debt levels, and potentially a lower number of shares outstanding. This significant growth in earnings per share is despite the fact that 2004 earnings included 21 cents of positive impacts from the settlement of tax matters (and related interest), which are not projected to reoccur in 2005.

      Key assumptions and sensitivities for 2005 targets

    Earnings per share, cash balances, net debt and common equity may be affected by purchases of up to 23.3 million additional TELUS shares under the normal course issuer bid.

    For projection purposes, the following assumptions were made:

    - No impact has been assumed for the possibility of a work stoppage resulting from the collective bargaining process;
    - Assumed economic growth is consistent with provincial and national estimates by the Conference Board of Canada;
    -  No change in foreign ownership rules;
    -  Continued softness in wireline demand;
    - A three-player national wireless market, with niche players offering products on a resale basis;
    - An approximate four percentage point gain in wireless market penetration;
    - Approximately $100 million of restructuring and workforce reduction expenses (compared with $52.6 million in 2004);
    - Minimal cash income taxes due to utilization of tax losses carried forward;
    -  No significant changes in the effective tax rate;
    -  No prospective significant acquisitions or divestitures are reflected;
    -  Cash dividend payments of approximately $290 million;
    -  No significant debt retirements; and
    -  Maintenance or improvement of credit ratings.

    There is no assurance that these assumptions or the 2005 financial and operating targets and projections will turn out to be accurate.

    9.2 Financing plan for 2005

    TELUS has no significant amount of debt maturing in 2005, and the $150 million amount outstanding under its accounts receivable securitization program at the end of 2004 is the minimum required to maintain the program. TELUS' financing plan is to use the $896.5 million cash-on-hand at December 31, 2004 and free cash flow generated by its business operations in 2005 to:
(i) pay dividends; (ii) repurchase TELUS Common Shares and Non-Voting Shares under the normal course issuer bid; and (iii) maintain cash-on-hand in anticipation of the maturation of $1.6 billion of 7.5% Canadian dollar TELUS Corporation Notes in June 2006. Consideration may also be given to redeeming debt (including TELUS' convertible debentures) or repurchases of debt in the open market. On February 16, 2005, TELUS announced its intention to redeem its $149.6 million of 6.75% convertible debentures at par on June 16, 2005.

    TELUS also expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness. At the end of 2004, approximately 93% of TELUS' total debt was borrowed on a fixed-rate basis. The Company plans to renew its bank credit facility in May 2005 and generally expects to maintain a minimum of $1 billion in unutilized liquidity.

    10. Risks and uncertainties

    A full update on the risks and uncertainties facing TELUS will made in TELUS' 2004 annual filings on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). The following are updates since TELUS' 2004 third quarter Management's discussion and analysis.

    10.1 Competition - wireline

    In February 2005, Shaw Communications Inc, a cable-TV competitor in
TELUS' Western incumbent markets, launched cable-based telephony services lin Calgary, with plans to launch in other markets throughout the year. The cable-TV competitor indicated that it would focus on bundled television, Internet and digital services across Western Canada. TELUS has a broadcasting distribution licence to offer digital television services in select communities across Alberta and B.C., as well as a licence to offer commercial video-on-demand services. By using TELUS' existing high-speed infrastructure, these licences could enable the Company to compete with cable-TV companies and satellite service providers for TV entertainment services. TELUS is testing and evaluating these services for possible launch in the future.

    10.2 Regulatory - Telecom Decision 2005-6

    The proceeding to consider competitor digital network access (CDNA) service, was completed in December 2003 and a decision was released on February 3, 2005. Telecom Decision 2005-6 finalized the scope of the CDNA service and the terms and conditions under which it is made available. For existing CDNA elements (link and access), TELUS will be compensated through deferral account draw downs, calculated based on the difference between retail rates on June 1, 2002 and the rates approved in Decision 2005-6. Some new elements were added to the scope of CDNA (e.g. intra-exchange service, inter-exchange service in metropolitan areas, and a channelization service), which are to be priced above cost plus 15% with higher margins up to and including existing retail rates. TELUS will be compensated through the deferral account for retail digital network access (DNA) rate reductions to competitors stemming from this decision, based on the difference between retail rates today and the reduced rates provided for in the decision. The reduced rates for the new elements apply on a prospective basis. For TELUS' incumbent operations, negative retail re-pricing is primarily confined to services on legacy copper facilities and the value of TELUS' investments in higher bandwidth intra- and inter-exchange fibre facilities is preserved. Competitors seeking deeper discounted rates must remain on copper facilities. TELUS' non-ILEC wireline business can take advantage of cost savings and the additional service elements included by the decision.

    11. Reconciliation of non-GAAP financial measures and definition of key operating indicators

    11.1 Earnings Before Interest, Taxes, Depreciation and Amortization
         (EBITDA)

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

    EBITDA can be calculated from TELUS' Consolidated Statements of Income, as follows:

    -------------------------------------------------------------------------
                                 Quarters ended Dec. 31   Years ended Dec. 31
    ($ millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    Operating revenues           1,964.9     1,825.6     7,581.2     7,146.0
    Less: Operations expense     1,178.5     1,126.6     4,438.0     4,301.9
    Less: Restructuring and
     workforce reduction costs      19.8        16.2        52.6        28.3
    -------------------------------------------------------------------------
    EBITDA                         766.6       682.8     3,090.6     2,815.8
    -------------------------------------------------------------------------

    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    The following is a reconciliation of EBITDA with Net income and Operating income:

    -------------------------------------------------------------------------
                                 Quarters ended Dec. 31   Years ended Dec. 31
    ($ millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    Net income                     135.6        47.8       565.8       324.4
      Other expense                  8.7         3.5         8.7        23.3
      Financing costs              152.8       163.7       613.3       639.3
      Income taxes                  50.4        42.8       255.1       172.7
      Non-controlling interest       1.6         0.6         4.6         3.3
    -------------------------------------------------------------------------
    Operating income               349.1       258.4     1,447.5     1,163.0
      Depreciation                 338.3       323.4     1,307.8     1,272.9
      Amortization of intangible
       assets                       79.2       101.0       335.3       379.9
    -------------------------------------------------------------------------
    EBITDA                         766.6       682.8     3,090.6     2,815.8
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports Free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

    The following shows management's calculation of Free cash flow.

    -------------------------------------------------------------------------
                                 Quarters ended Dec. 31   Years ended Dec. 31
    ($ millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    EBITDA                         766.6       682.8     3,090.6     2,815.8

    Restructuring and workforce
     reduction costs, net of cash
     payments                      (15.2)      (37.9)      (70.3)     (259.4)
    Share-based compensation         5.9           -        23.8           -
    Cash interest paid            (293.2)     (295.0)     (632.9)     (657.5)
    Cash interest received           4.0        26.6        27.3        41.6
    Income taxes received (paid)    (2.8)      130.4       194.6       165.5
    Capital expenditures (capex)  (343.4)     (435.4)   (1,319.0)   (1,252.7)
    Investment tax credits
     received (reported in
     current or prior EBITDA or
     capex, and in Income taxes
     received (paid))                  -           -       (16.8)       (8.4)
    -------------------------------------------------------------------------
    Free cash flow                 121.9        71.5     1,297.3       844.9
    -------------------------------------------------------------------------

    The following reconciles Free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                 Quarters ended Dec. 31   Years ended Dec. 31
    ($ millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                    613.8       409.8     2,538.1     2,133.8
    Cash (used) by investing
     activities                   (342.8)     (421.4)   (1,299.5)   (1,197.8)
    -------------------------------------------------------------------------
                                   271.0       (11.6)    1,238.6       936.0

      Net employee defined
       benefit plans expense        (3.7)      (13.5)      (18.4)      (53.0)
      Employer contributions to
       employee defined benefit
       plans                        24.5        29.9       136.8        99.8
      Other net operating
       activities                  (14.2)       (7.6)      (27.9)      (45.1)
      Related party transaction
       payment received            (33.3)          -       (33.3)          -
      Non-cash working capital
       changes except changes in
       taxes and interest         (121.8)       88.3        21.0       (37.9)
      Proceeds from the sale of
       property and other assets    (9.4)      (11.6)      (27.6)      (51.2)
      Other investing activities     8.8        (2.4)        8.1        (3.7)
    -------------------------------------------------------------------------
    Free cash flow                 121.9        71.5     1,297.3       844.9
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn
    -----
      Calculated as the number of subscriber units disconnected during the period divided by the average number of subscriber units on the network, expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition (COA)
    -------------------------
      Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

    COA per gross subscriber addition
    ---------------------------------
      COA divided by gross subscriber activations during the period.

    Average revenue per subscriber unit, or ARPU
    --------------------------------------------
      Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

    Retention Spend to Network revenue
    ----------------------------------
      Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

    EBITDA excluding COA
    --------------------
      A measure of operational profitability, normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    Net debt
    --------
      Defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $1,037.7 million at December 31, 2004 (compared with deferred hedge liabilities of $745.8 million at December 31, 2003). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset). Under TELUS' new credit facilities, a notional amount related to accounts receivable securitization is no longer added to the numerator of the Leverage Ratio covenant calculation. Consistent with the new credit facility calculation, Net debt for current and prior periods excludes notional accounts receivable securitization amounts.

    Total capitalization
    --------------------
      Defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization
    --------------------------------
      Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA (excluding restructuring)
    --------------------------------
      EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $52.6 million and $28.3 million, respectively, for the 12-month periods ended December 31, 2004 and December 31, 2003.

    Net debt to EBITDA
    ------------------
      Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' target for Net debt to EBITDA is 2.2 times or less.

    Net interest cost
    -----------------
      Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in 2004 and 2003.

    Earnings coverage ratio
    -----------------------
      Calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

    EBITDA interest coverage
    ------------------------
      Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.

    Dividend payout ratio
    ---------------------
      Defined as Dividends declared per share divided by basic Earnings Per Share. For interim periods, a 12-month trailing measurement is reported. The target guideline for the annual dividend payout ratio is 45 to 55% of net earnings.




            TELUS Corporation
_____________________________________

TELUS Corporation
Consolidated Statements of Income
---------------------------------


    Periods ended                Three months              Twelve months
     December 31 (millions)     2004       2003          2004        2003
    -------------------------------------------------------------------------
                                        (restated)                 (restated)
    OPERATING REVENUES       $ 1,964.9   $ 1,825.6     $ 7,581.2   $ 7,146.0
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations               1,178.5     1,126.6       4,438.0     4,301.9
      Restructuring and
       workforce reduction
       costs                      19.8        16.2          52.6        28.3
      Depreciation               338.3       323.4       1,307.8     1,272.9
      Amortization of
       intangible assets          79.2       101.0         335.3       379.9
    -------------------------------------------------------------------------
                               1,615.8     1,567.2       6,133.7     5,983.0
    -------------------------------------------------------------------------
    OPERATING INCOME             349.1       258.4       1,447.5     1,163.0
      Other expense, net           8.7         3.5           8.7        23.3
      Financing costs            152.8       163.7         613.3       639.3
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES
     AND NON-CONTROLLING
     INTEREST                    187.6        91.2         825.5       500.4
      Income taxes                50.4        42.8         255.1       172.7
      Non-controlling interest     1.6         0.6           4.6         3.3
    -------------------------------------------------------------------------
    NET INCOME                   135.6        47.8         565.8       324.4
      Preference and preferred
       share dividends               -         0.9           1.8         3.5
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME            $   135.6   $    46.9     $   564.0   $   320.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE
     AND NON-VOTING SHARE ($)
      - Basic                     0.38        0.13          1.58        0.92
      - Diluted                   0.37        0.13          1.57        0.91
    DIVIDENDS DECLARED PER
     COMMON SHARE AND
     NON-VOTING SHARE ($)         0.20        0.15          0.65        0.60
    TOTAL WEIGHTED AVERAGE
     COMMON SHARES AND NON-VOTING
     SHARES OUTSTANDING
     (millions)
      - Basic                    358.0       351.5         355.3       349.3
      - Diluted                  362.1       354.5         357.6       351.8


TELUS Corporation
Consolidated Balance Sheets
---------------------------

                                                   As at           As at
                                                December 31,    December 31,
    (millions)                                      2004            2003
    -------------------------------------------------------------------------
                                                                 (restated)
    ASSETS
    Current Assets
      Cash and temporary investments, net        $    896.5       $      6.2
      Accounts receivable                             863.5            723.8
      Income and other taxes receivable               132.5            187.4
      Inventories                                     133.3            123.5
      Prepaid expenses and other                      183.4            172.4
      Current portion of future income taxes          438.4            304.0
    -------------------------------------------------------------------------
                                                    2,647.6          1,517.3
    -------------------------------------------------------------------------

    Capital Assets, Net
      Property, plant, equipment and other          7,528.2          7,764.3
      Intangible assets subject to amortization       737.0            844.7
      Intangible assets with indefinite lives       2,955.8          2,954.6
    -------------------------------------------------------------------------
                                                   11,221.0         11,563.6
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                704.4            610.7
      Future income taxes                              99.8            626.0
      Investments                                      38.4             41.9
      Goodwill                                      3,126.8          3,118.0
    -------------------------------------------------------------------------
                                                    3,969.4          4,396.6
    -------------------------------------------------------------------------
                                                 $ 17,838.0       $ 17,477.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and
       accrued liabilities                       $  1,362.6       $  1,294.5
      Restructuring and workforce
       reduction accounts payable and
       accrued liabilities                             70.7            141.0
      Dividends payable                                   -             53.5
      Advance billings and customer deposits          531.5            445.0
      Current maturities of long-term debt              4.3            221.1
    -------------------------------------------------------------------------
                                                    1,969.1          2,155.1
    -------------------------------------------------------------------------
    Long-Term Debt                                  6,332.2          6,609.8
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                     1,506.1          1,173.7
    -------------------------------------------------------------------------
    Future Income Taxes                               991.9          1,007.0
    -------------------------------------------------------------------------
    Non-Controlling Interest                           13.1             10.7
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option          8.8              8.8
      Preference and preferred shares                     -             69.7
      Common equity                                 7,016.8          6,442.7
    -------------------------------------------------------------------------
                                                    7,025.6          6,521.2
    -------------------------------------------------------------------------
                                                 $ 17,838.0       $ 17,477.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



TELUS Corporation
Consolidated Statements of Cash Flows
-------------------------------------

    Periods ended                  Three months            Twelve months
    December 31 (millions)      2004        2003          2004        2003
    -------------------------------------------------------------------------
                                         (restated)                (restated)

    OPERATING ACTIVITIES
    Net income               $   135.6   $    47.8     $   565.8   $   324.4
    Adjustments to reconcile
     net income to cash
     provided by operating activities:
      Depreciation and
       amortization              417.5       424.4       1,643.1     1,652.8
      Future income taxes         99.0        46.5         380.9       394.4
      Share-based compensation     5.9           -          23.8           -
      Net employee defined
       benefit plans expense       3.7        13.5          18.4        53.0
      Employer contributions to
       employee defined
       benefit plans             (24.5)      (29.9)       (136.8)      (99.8)
      Restructuring and
       workforce reduction
       costs, net of
       cash payments             (15.2)      (37.9)        (70.3)     (259.4)
      Other, net                  14.2         7.6          27.9        45.1
      Related party transaction
       payment received           33.3           -          33.3           -
      Net change in non-cash
       working capital           (55.7)      (62.2)         52.0        23.3
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                  613.8       409.8       2,538.1     2,133.8
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures        (343.4)     (435.4)     (1,319.0)   (1,252.7)
    Proceeds from the sale of
     property and other assets     9.4        11.6          27.6        51.2
    Other                         (8.8)        2.4          (8.1)        3.7
    -------------------------------------------------------------------------
    Cash used by investing
     activities                 (342.8)     (421.4)     (1,299.5)   (1,197.8)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-Voting
     Shares issued                78.0        24.9         148.8        86.6
    Dividends to shareholders   (112.6)      (41.8)       (248.7)     (172.0)
    Purchase of Common Shares
     and Non-Voting Shares
     for cancellation            (78.0)          -         (78.0)          -
    Payment for redemption of
     preference and
     preferred shares                -           -         (72.8)          -
    Related party transaction
     payment received            114.8           -         114.8           -
    Long-term debt issued          2.0         7.6          39.8       373.0
    Redemptions and repayment
     of long-term debt            (0.9)      (71.1)       (248.6)   (1,201.7)
    Other                            -        (4.1)         (3.6)       (6.7)
    -------------------------------------------------------------------------
    Cash used by
     financing activities          3.3       (84.5)       (348.3)     (920.8)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase in cash and
     temporary investments, net  274.3       (96.1)        890.3        15.2
    Cash and temporary
     investments, net,
     beginning of year           622.2       102.3           6.2        (9.0)
    -------------------------------------------------------------------------
    Cash and temporary
     investments, net,
     end of year             $   896.5   $     6.2     $   896.5   $     6.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
     OF CASH FLOWS
    Interest (paid)          $  (293.2)  $  (295.0)    $  (632.9)  $  (657.5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest received        $     4.0   $    26.6     $    27.3   $    41.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes (inclusive
     of Investment Tax
     Credits received (paid) $    (2.8)  $   130.4     $   194.6   $   165.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

TELUS Corporation
Segmented Information
---------------------

    Three months ended
    December 31                  Communications                Mobility
    (millions)                 2004         2003           2004         2003
    -------------------------------------------------------------------------
    External revenue      $  1,209.3    $  1,182.4    $    755.6  $    643.2
    Inter-segment revenue       24.6          23.1           6.3         4.1
    -------------------------------------------------------------------------
    Total operating revenue  1,233.9       1,205.5         761.9       647.3
    Operations expense         732.2         696.5         477.2       457.3
    Restructuring and work-
     force reduction costs      19.8          16.2             -           -
    -------------------------------------------------------------------------
    EBITDA(1)             $    481.9    $    492.8    $    284.7  $    190.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)              $    220.8    $    303.0    $    122.6  $    132.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX     $    261.1    $    189.8    $    162.1  $     57.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Three months ended
    December 31                   Eliminations                Consolidated
    (millions)                 2004         2003           2004         2003
    -------------------------------------------------------------------------
    External revenue      $        -    $        -    $  1,964.9  $  1,825.6
    Inter-segment revenue      (30.9)        (27.2)            -           -
    -------------------------------------------------------------------------
    Total operating revenue    (30.9)        (27.2)      1,964.9     1,825.6
    Operations expense         (30.9)        (27.2)      1,178.5     1,126.6
    Restructuring and work-
     force reduction costs         -             -          19.8        16.2
    -------------------------------------------------------------------------
    EBITDA(1)             $        -    $        -    $    766.6  $    682.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)              $        -    $        -    $    343.4  $    435.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX     $        -    $        -    $    423.2  $    247.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Years ended
    December 31                  Communications                 Mobility
    (millions)                 2004         2003           2004         2003
    -------------------------------------------------------------------------
    External revenue      $  4,769.3    $  4,786.4    $  2,811.9  $  2,359.6
    Inter-segment revenue       96.6          94.5          21.5        15.7
    -------------------------------------------------------------------------
    Total operating revenue  4,865.9       4,880.9       2,833.4     2,375.3
    Operations expense       2,864.9       2,852.2       1,691.2     1,559.9
    Restructuring and work-
     force reduction costs      52.6          28.3             -           -
    -------------------------------------------------------------------------
    EBITDA(1)             $  1,948.4    $  2,000.4    $  1,142.2  $    815.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)              $    964.3    $    892.8    $    354.7  $    359.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX     $    984.1    $  1,107.6    $    787.5  $    455.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Years ended
    December 31                  Eliminations                Consolidated
    (millions)                 2004         2003           2004         2003
    -------------------------------------------------------------------------
    External revenue      $        -    $        -    $  7,581.2  $  7,146.0
    Inter-segment revenue     (118.1)       (110.2)            -           -
    -------------------------------------------------------------------------
    Total operating revenue   (118.1)       (110.2)      7,581.2     7,146.0
    Operations expense        (118.1)       (110.2)      4,438.0     4,301.9
    Restructuring and work-
     force reduction costs         -             -          52.6        28.3
    -------------------------------------------------------------------------
    EBITDA(1)             $        -    $        -    $  3,090.6  $  2,815.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)              $        -    $        -    $  1,319.0  $  1,252.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX     $        -    $        -    $  1,771.6  $  1,563.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2)    Total capital expenditures ("CAPEX").

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2005


					SIGNATURES

				    TELUS Corporation

			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary